The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128015
Subject to completion, dated June 15, 2007

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated September 27, 2005)

2,000,000 Shares

     % Series D Noncumulative Preferred Stock
$10.00 Liquidation Preference

We are offering for sale 2,000,000 shares of our     % Series D Noncumulative Preferred Stock, referred to in this prospectus supplement as the “Series D preferred shares.” The annual dividend on each Series D preferred share is $      and will be payable quarterly on the 15th day of each March, June, September and December, commencing on September 15, 2007, on a noncumulative basis when, as and if declared by our board of directors. If our board of directors does not declare a dividend or we fail to pay a dividend declared by our board for any quarterly dividend period, you will not be entitled to receive any dividend for that quarterly period and the undeclared or unpaid dividend will not accumulate. Subject to certain restrictions described under “Description of Series D Preferred Shares,” we may redeem the Series D preferred shares for cash at their $10.00 liquidation preference, in whole or in part, at any time on or after June   , 2012, as described in this prospectus supplement.

We are applying to list the Series D preferred shares on the American Stock Exchange under the symbol “          ” and, if approved, expect trading to begin within 30 days of June   , 2007, the original issue date.

Before you invest, you should carefully read this prospectus supplement, the accompanying prospectus and all information incorporated by reference therein. These documents contain information you should consider when making your investment decision.

Investing in our Series D preferred shares involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement.

PRICE $10.00 PER SHARE

	Per Share		Total

Public offering price		$10.00		$20,000,000
Underwriting discounts	$		$
Total proceeds to us, before expenses	$		$

We have granted the underwriter a right to purchase up to 300,000 additional Series D preferred shares at the public offering price, less the underwriting discounts, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

These securities are not saving accounts, deposits or other obligations of any bank or savings association, and will not be insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets expects to deliver the Series D preferred shares in book-entry form through the facilities of The Depository Trust Company on or about June   , 2007.

RBC Capital Markets

This date of this prospectus supplement is          , 2007.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about our company and this offering of shares of our Series D preferred shares in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us. The second part is the accompanying prospectus, which provides more general information about securities that we may offer from time to time, some of which may not apply to this offering.

We urge you to read this prospectus supplement carefully, including the accompanying prospectus and the documents incorporated by reference, including the risk factors and our consolidated financial statements and the notes to those statements. You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. If the description varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. We have not, and the underwriter has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement, the accompanying prospectus or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

This offering of Series D preferred shares is being made under a registration statement that we filed with the Securities and Exchange Commission, or SEC, under which we may sell various securities, including shares of our preferred stock, in one or more offerings, up to a total dollar amount of $125.0 million. After completion of this offering, we may offer under this registration statement approximately $70.2 million in one or more offerings of our securities, which assumes the underwriter exercises its over-allotment option in this offering in full.

We are not making any representation to you regarding the legality of an investment in the Series D preferred shares by you under applicable law. You should consult with your own advisors as to the legal, tax, business, financial and related aspects of a purchase of the Series D preferred shares.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all the information you should consider before investing in our Series D preferred shares. You should read carefully this entire prospectus supplement, including the accompanying prospectus and the documents that we incorporate by reference. Unless we state otherwise or the context indicates otherwise, references to “Vineyard,” “Company,” “we,” “us” and “our” in this prospectus supplement and the accompanying prospectus refer to Vineyard National Bancorp together with its subsidiaries.

Vineyard National Bancorp

We were incorporated under the laws of the State of California on May 18, 1988 and commenced business on December 16, 1988 when, pursuant to a reorganization, we acquired all of the voting stock of Vineyard Bank. As a financial holding company, we are registered under and subject to the Bank Holding Company Act of 1956, as amended. Our principal asset is all of the capital stock of Vineyard Bank, National Association, a national banking association headquartered in Corona, California and referred to in this prospectus supplement as Vineyard Bank. Our common stock is listed on the NASDAQ Global Select Market and is publicly traded under the symbol “VNBC”. We had approximately 4,700 shareholders that owned 10,387,514 shares of our common stock as of June 12, 2007.

Our principal business is to serve as a holding company for Vineyard Bank and for other banking or banking-related subsidiaries which we may establish or acquire. We may, in the future, consider acquiring other businesses or engaging in other activities as permitted under the Federal Reserve Board, or the FRB, regulations. Our principal source of income is dividends from Vineyard Bank. Legal limitations are imposed on the amount of dividends that may be paid and loans that may be made by Vineyard Bank to us.

The following table highlights our financial growth and performance at and for the three months ended March 31, 2007 and 2006 and at and for the five years ended December 31, 2006. Results for the three month period ended March 31, 2007 are not necessarily indicative of our expected results for the full year ending December 31, 2007. See “Selected Consolidated Financial Information.”

	At or For the Three
	Months Ended March 31,		At or For The Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)

Net income	$5,509	$4,161	$19,745	$18,911	$13,987	$7,992	$3,008
Diluted earnings per share of common stock	0.48	0.41	1.80	1.80	1.48	1.04	0.50
Total assets	2,351,671	1,858,465	2,257,739	1,713,638	1,312,529	887,979	385,918
Net loans	1,975,933	1,504,513	1,882,555	1,359,337	1,015,068	589,649	250,314
Deposits	1,767,732	1,381,085	1,806,413	1,277,012	965,546	603,326	287,533
Stockholders’ equity	147,307	97,566	143,060	99,985	85,227	52,175	19,958
Return on average assets	1.0%	1.0%	1.0%	1.2%	1.2%	1.3%	1.1%
Return on average total equity	15.5	16.6	16.2	19.6	23.5	28.1	22.2

	At or For the Three
	Months Ended March 31,				At or For The Year Ended December 31,
	2007		2006		2006		2005		2004		2003		2002
	(Dollars in thousands, except per share data)

Non-performing assets as a percentage of loans net of unearned income and other real estate owned	0.7%		—		0.9%		0.1%		—		—		—
Ratio of earnings to fixed charges(1):
Excluding interest on deposits	2.7	x	2.4	x	2.9	x	3.1	x	4.7	x	5.4	x	4.6	x
Including interest on deposits	0.7	x	0.8	x	0.7	x	1.1	x	1.4	x	1.5	x	1.1	x

(1)	For purposes of computing this ratio, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on all long and short-term borrowings, including or excluding interest on deposits, as indicated.

Vineyard Bank, National Association

Vineyard Bank was organized as a national banking association under federal law and commenced operations under the name Vineyard National Bank on September 10, 1981. In August 2001, Vineyard Bank changed its name to Vineyard Bank and converted its charter to a California-chartered commercial bank.

In December 2005, we determined that a national bank charter would be better aligned with our strategic plan. To that end, we submitted an application to the Office of the Comptroller of the Currency, or the OCC, to convert Vineyard Bank’s existing charter to a national banking association charter. In addition to providing greater flexibility for expansion into new markets, a national bank charter provides more consistency in the applicability of laws and regulations, as Vineyard Bank is supervised by only one bank regulatory agency.

On May 1, 2006, the OCC approved Vineyard Bank’s application to convert to a national banking association. The conversion became effective on May 11, 2006, and Vineyard Bank’s name was changed from Vineyard Bank to Vineyard Bank, National Association. Under the previous California charter, the Bank operated under the supervision of the California Department of Financial Institutions and the Federal Deposit Insurance Corporation, or the FDIC. Upon conversion to a national banking association, Vineyard Bank began operating under the supervision of the OCC.

We operate sixteen full-service banking centers located in each of the communities of Chino, Corona, Covina, Crestline, Diamond Bar, Irvine, Irwindale, Lake Arrowhead, La Verne, Manhattan Beach, Rancho Cucamonga, San Diego, San Dimas, San Rafael, Upland, and Walnut, all of which are located in Los Angeles, Marin, Orange, Riverside, San Bernardino and San Diego counties in California. In addition to our full-service banking centers, we operate five loan production offices in Anaheim, Carlsbad, Palo Alto, Monterey, and Westlake Village, California, which are located in Orange, San Diego,

Santa Clara, Monterey, and Ventura counties of California. Vineyard Bank’s deposit accounts are insured by the FDIC up to the maximum amount permitted by law.

Executive Overview

The Company is the financial holding company for Vineyard Bank, with approximately $2.4 billion in consolidated assets, $1.8 billion in total deposits, $2.0 billion in total gross loans, $147.3 million in stockholders’ equity and consolidated net income of $21.1 million for the twelve months ended March 31, 2007.

Vineyard Bank is a community bank, and is primarily involved in attracting deposits from individuals and businesses and using those deposits, together with borrowed funds and capital, to originate loans. Vineyard Bank focuses on serving the needs of commercial businesses, single-family residential developers and builders, individuals, commercial real estate developers and investors, non-profit organizations, and other local private and public organizations. Vineyard Bank has experienced substantial organic, or internal, growth in recent years through the expansion of its deposit franchise in order to fund its growth in loan originations. Vineyard Bank has also experienced inorganic growth as a result of its acquisition of Rancho Bank in July 2006.

At March 31, 2007, we had $2.0 billion in gross loans, of which 28.3% are commercial real estate loans, 27.7% are luxury home construction loans, 12.9% are residential real estate loans, 8.0% are tract construction loans, 6.8% are commercial construction loans, 6.4% are commercial loans, 5.9% are land loans and 4.0% are consumer loans. The majority of our loans are originated in our primary market areas throughout Southern and Northern California. As a result, our loan portfolio’s credit quality and value is affected significantly by the California real estate market.

We attract deposits from the communities where we have established banking centers by offering competitive interest rate products and providing value-added banking services. We endeavor to obtain non-interest bearing deposits in order to fund our lending activities. Our deposit portfolio at March 31, 2007 was comprised of 44.7% in time certificate of deposits, 39.0% in savings deposits (which include money market, NOW, and savings deposits) and 16.3% in noninterest-bearing demand deposits.

Our Strategic Plan

As we move forward in the development of our business plans and initiatives, we continue to focus on the foundational principles for a customer relationship management business approach which includes our core values of creativity, integrity and flexibility.

Organic Growth Initiatives.  We have been successful to date in expanding our loan portfolio through the specialty offerings discussed below. Through the implementation of our asset-generating business initiatives, we have grown from $110.8 million in assets at December 31, 2000 to $2.4 billion in assets at March 31, 2007, while maintaining sound business practices. Historically, deposit generation to support the loan growth was largely the domain of our branching system. However, we have recently employed various strategies to supplement our deposit gathering and funding operations as discussed below.

As we continue to grow our business, we will strive to maintain our customer relationship management approach while also implementing the delivery of products and services to the following customers:

•	Commercial customers with annual revenues typically ranging from $10 million to $75 million;

•	Entrepreneurs and individuals with a focus on their unique objectives, operations and activities; and

•	Non-profit organizations, such as religious institutions, schools, and government and quasi-government agencies.

In order to provide exceptional service to these customers, we offer real estate and non-real estate based lending and cash management services, including remote item capture (electronic deposit), positive payment services, lockbox transactions and other electronic banking services to meet customer needs.

We will continue to develop new products and services to act as additional tools and resources to attract and retain customers, while simultaneously seeking low to moderate cost deposits and diversifying our loan portfolio. As we achieve increased dimension and diversification in our business, markets and talent, we will continue to expand and develop our franchise. This may include the establishment of new full-service banking centers, loan production offices and deposit production offices. We will also continue to recruit talented individuals and teams that can bring skill sets and delivery systems to our business that are either consistent with our current products, services, and markets or that provide unique, synergistic and accretive business opportunities to our existing business.

Inorganic Growth Initiatives.  While we strive to grow primarily through organic means, to the extent they are accretive to us and provide a means to efficiently implement our strategic growth initiatives, we may also merge or acquire businesses or assets that are synergistic to our current business and our strategic goals. Vineyard Bank also has experienced inorganic growth as a result of its acquisition of Rancho Bank in July 2006.

Market Area.  We are currently focused on providing relationship banking services to the following California markets:

•	the Inland Empire region, which primarily includes San Bernardino and Riverside counties;

•	the coastal communities of Los Angeles county;

•	the San Gabriel Valley region of Los Angeles county;

•	the southern coastal communities of Orange and San Diego counties;

•	the northern communities of Marin, Monterey, and Santa Clara counties; and

•	the central coastal communities of Ventura county.

Specialty Lending Product Offerings.  We emphasize the organic growth of our loan portfolio by augmenting our traditional commercial and residential loans with several specialty lending products. These specialty product divisions, as described below, are each staffed with experienced lending professionals who focus on maintaining long-term relationships with customers and developing relationships with new customers within their respective product division’s business sector. Each of these specialty lending groups brings diversity to our traditional product lines, which in turn provides our existing customers with an array of specialty products and allows us to serve new customers throughout our primary market areas.

•	Luxury Home Construction Lending: We originate high-end single-family residential luxury construction loans primarily within Los Angeles’ “south bay” coastal communities (including Manhattan Beach, Hermosa Beach, El Segundo and Redondo Beach, as well as the Palos Verdes Peninsula area), Los Angeles’ “west side” (including Beverly Hills, Brentwood, Bel Air and Malibu) and Orange County regions where we believe we have a competitive advantage based on established builder and customer relationships and expertise in the construction market. Although the general California real estate market has shown signs of slowing, we continue to believe there is relative strength in the demand for this loan product within the luxury housing market (consisting of homes priced at $2.0 million and above) along the California coast and in other established affluent regions of California. We believe the high employment level, strong incomes, wealth accumulation, stable interest rates and good schools in these luxury regions allow continued confidence in the stability of these markets. These types of construction loans typically range from $1.0 million to $5.0 million. In addition to establishing the Palo Alto loan production office in February 2007, we plan to expand this group in new geographic areas similar in demographics to our existing market area. During the three months ended March 31, 2007, gross commitments generated for this loan product amounted to $128.9 million. Our single-family residential luxury construction loans outstanding amounted to $553.3 million and $514.4 million at March 31, 2007 and December 31, 2006, respectively, net of participations sold of $56.9 million and $86.7 million, respectively. As of March 31, 2007, we had $281.8 million in undisbursed single-family residential luxury construction loan commitments.

•	Tract Construction Lending: We originate single-family residential tract construction loans, primarily secured by newly-constructed, entry to mid-level detached and attached homes. While these loans are predominantly originated within the Inland Empire of Southern California, we have financed projects throughout California. The Inland Empire’s resale and new home markets continue to be supported by a growing labor base. These types of construction loans typically range from $5.0 million to $20.0 million on projects ranging in size from 6 to 165 lots. During the three months ended March 31, 2007, gross commitments generated for this loan product amounted to $27.2 million. Our single-family residential tract construction loans outstanding amounted to $160.3 million and $152.1 million at March 31, 2007 and December 31, 2006, respectively, net of participations sold of approximately $145,000 and $3.2 million, respectively. As of March 31, 2007, we had $126.5 million in undisbursed single-family residential tract construction loan commitments.

•	SBA Lending: We offer Small Business Administration, or SBA, 7(a) and 504 loans to small businesses throughout our market area. SBA loans are a complement to our focus on strengthening and supporting local communities. SBA loans are generally made pursuant to a federal government program designed to assist small businesses in obtaining financing. The federal government guarantees 75% to 85% of the SBA loan balances as an incentive for financial institutions to make loans to small businesses. We generally sell the guaranteed portion of the SBA loan at a premium sale price between approximately 105% and 110%. We had $16.1 million and $12.4 million of outstanding SBA loans at March 31, 2007 and December 31, 2006, respectively, net of participations sold of $49.1 million and $50.4 million, respectively.

•	Non-Profit Services Group: We provide loan and deposit services to non-profit organizations, including churches and private schools throughout our market area. These activities are also a complement to our focus on strengthening and supporting local communities. Loans to non-profit organizations amounted to $47.9 million and $45.6 million at March 31, 2007 and December 31, 2006, respectively.

•	Income Property Lending: We have an income property lending division to service the lending needs in growing markets for commercial real estate and multifamily/apartments in California and neighboring states.

Commercial Real Estate.  The commercial real estate loan portfolio includes loans on office buildings, retail outlets and industrial properties, the majority of which are located in the Inland Empire region and Los Angeles and Orange counties. The real estate sector in Southern California has gained momentum over the past few years, fueled by new job growth, a diverse economic base and favorable economic conditions. Commercial real estate loans generated from this division typically range from $2.0 million to $10.0 million. We had a balance of

$382.8 million and $355.1 million of income property commercial real estate loans generated from this division at March 31, 2007 and December 31, 2006, respectively.

Residential Real Estate.  Our residential income property loan portfolio consists primarily of multifamily/apartment loans. These loans are originated primarily in Los Angeles and Orange counties of California, with some lending in the Inland Empire region. This market is currently benefiting from the weaker California real estate market as potential home buyers are choosing to remain in rental housing. Apartment loans typically range from $0.5 million to $5.0 million. We had a balance of $198.3 million and $206.9 million of residential income property loans generated from this division at March 31, 2007 and December 31, 2006, respectively.

Our residential mortgage loan portfolio does not contain any subprime mortgage loans and we are not originating subprime mortgage loans for resale. Residential mortgage loans held in our portfolio were underwritten in accordance with regulatory requirements and internal underwriting policies and require, among other things, adequate collateral and a demonstrated ability to repay the loan through evidence of income and assets and/or pre-funded interest reserves. While there is inherent risk in all types of lending and subsequent events may impact our portfolio, we believe that we have mitigated certain risks associated with our various residential lending activities through diversification of product and collateral type, different durations, and greater probability of repayment through the underwriting processes we employ.

Specialty Deposit Product Offerings.  As a complement to our lending product offerings, we also seek to improve our customers’ banking experiences by offering a vast array of technologically advanced deposit services. These products and services include:

•	Branching System: The majority of our full-service banking centers have recently been redesigned to offer a high-tech, high-service environment. We have replaced the traditional teller lines with client service desks which incorporate both new account and traditional teller operations with state-of-the-art circulating cash machines present at each desk. To further the reach of each of our banking centers, although we have no specific plans at present, we may open deposit production offices or loan production offices, which are satellite offices of the existing banking centers that will exist exclusively to generate deposits and loans, respectively. We also offer courier services, internet based banking, and ATMs and kiosks to make banking more convenient to each of our customers.

•	Cash Management: To offer expedient banking with new and emerging technologies, we offer various cash management services to our customers. These services facilitate business customers’ cash flow and aid in maximizing their investment potential by aligning products and services to a customer’s needs and include the following:

•	Remote Item Capture: This technology, also termed “electronic deposit”, allows clients to scan items for deposit and electronically send images of the items securely to our processor. This service also provides customers with the convenience to perform banking activities from within their place of business.

•	Online Banking: Our online banking includes services such as automated wire processing, electronic tax payments, electronic transfers, loan payments, bill payments, and account reconciliation.

•	Lockbox Processing: Our lockbox services aid customers in expediting the processing of their deposits and increasing their float value for investment purposes. This product also provides same-day reporting of deposits.

•	Positive Pay: This service provides business customers with increased efficiency and security by allowing them to review checks presented against their accounts prior to disbursing funds while helping clients to identify potentially fraudulent activity in their account.

Each of the foregoing specialty lending groups and depository services brings diversity to our traditional product lines, offering our customers greater flexibility while providing additional opportunities for us to serve new customers within our market areas. In addition to expanding our reach to new customers through loan production offices, deposit production offices and new products, services and technology, we will also seek to enter additional geographic markets through opening new full-service banking centers. We may also use acquisitions of whole institutions or individual banking centers to augment our organic growth. We have no specific plans at present for these activities, but will target these new markets based on, among other things, market research indicating stable economic growth, a diverse customer base, deposit and lending opportunities, and alignment with our strategic plan.

The Offering

Issuer	Vineyard National Bancorp

Securities Offered	2,000,000 shares of % Series D Noncumulative Preferred Stock, no par value, with a liquidation preference of $10.00 per share.

To the extent that the underwriter sells more than 2,000,000 Series D preferred shares, the underwriter has the option to purchase up to an additional 300,000 Series D preferred shares within 30 days after the date of this prospectus supplement.

Dividend Rate	Dividends on the Series D preferred shares will accrue at a fixed rate per annum equal to %, which is equivalent to $ per annum per share.

Dividend Payment Dates	If declared, the dividend payment dates for the Series D preferred shares will be the 15th day of March, June, September and December of each year, commencing on September 15, 2007. Dividends are noncumulative and are payable if, when and as authorized by our board of directors. Accordingly, if no dividend is declared by our board of directors on the Series D preferred shares for a quarterly dividend period, holders will have no right to receive a dividend for that period, whether or not dividends are declared for any subsequent period. Dividends may not be paid on our common stock or any other capital security which ranks junior to the Series D preferred shares for any dividend period until full dividends with respect to the Series D preferred shares have been declared and paid or set apart for payment.

Maturity	The Series D preferred shares do not have any maturity date, and we are not required to redeem the Series D preferred shares. Accordingly, the Series D preferred shares will remain outstanding indefinitely, unless and until we elect to redeem them.

Optional Redemption	We may, at our option, redeem the Series D preferred shares at any time in whole or in part, on or after June , 2012 at a cash redemption price of $10.00 per share, plus any declared and unpaid dividends to the redemption date, without accumulation of any undeclared dividends. We are not required to set aside funds to redeem the Series D preferred shares.

Ranking	The Series D preferred shares will be, with respect to dividends and upon liquidation, dissolution or winding-up: (i) junior to all our existing and future debt obligations; (ii) junior to each class of capital stock or series of preferred stock, the terms of which expressly provide that it ranks senior to the Series D preferred shares; (iii) on a parity with our Floating Rate Series C Noncumulative Redeemable Preferred Stock, referred to as the Series C preferred shares, and each other class of capital stock or series of preferred stock, the terms of which expressly provide that it ranks on a parity with the Series D preferred shares; and (iv) senior to all classes of our common stock or series of preferred stock, the terms of which do not expressly provided that it ranks senior to or on a parity with the Series D preferred shares.

Liquidation Rights	Upon any voluntary or involuntary liquidation, dissolution or winding up of Vineyard, holders of the Series D preferred shares are entitled to receive, out of our assets that are available for distribution to stockholders, before any distribution is made to holders of common stock or other junior stock, a liquidating distribution in the amount of $10 per share plus declared and unpaid dividends, without any accumulation of unpaid dividends.

Distributions will be made pro rata as to the Series D preferred shares, and only to the extent of our assets, if any, that are available after satisfaction of all liabilities to creditors.

Voting Rights	Except as otherwise required by law, holders of Series D preferred shares will have voting rights only under certain limited circumstances. If we fail to pay the full amount of the stated dividends on the Series D preferred shares for any six or more quarterly dividend periods, the number of our directors will be automatically increased by two and the holders of the Series D preferred shares, voting separately as a class with any other holders of our capital stock which ranks equal to the Series D preferred shares and which has similar voting rights, which is referred to as Voting Parity Stock, will be entitled to elect two directors until the payment, or declaration and setting aside for payment, of full dividends on the Series D preferred shares for four consecutive quarterly dividend periods. In addition, holders of Series D preferred shares will also be entitled to vote separately as a class in connection with certain corporate events or actions. Specifically, the consent of the holders of a majority of the Series D preferred shares, voting as a class, is required to (i) amend, alter, repeal or otherwise change any provision of our Articles of Incorporation or Certificate of Determination in a manner that would materially and adversely affect the rights, preferences, powers or privileges of the Series D preferred shares or (ii) create, authorize, issue or increase the authorized or issued amount of any class or series of equity securities that is senior to the Series D preferred shares as to dividend rights, or rights upon our liquidation, dissolution or winding-up, provided, that the consent of the holders of the Series D preferred shares will not be required to authorize, increase the authorized amount of or issue any series of preferred stock that ranks on a parity with or junior to the Series D preferred shares as to such rights, except in the case of preferred stock that ranks on a parity with the Series D preferred shares with respect to dividends if we provide for cumulative dividend rights. Holders of Series D preferred shares also may be entitled to vote in the event of certain fundamental corporate transactions involving the Company, such as a consolidation, merger, sale or lease of all or substantially all of our assets, reclassification, reorganization, exchange or liquidation, subject to certain exceptions which are more fully described in “Description of Series D Preferred Shares — Voting Rights — Right to Vote on Certain Fundamental Transactions.”

Preemptive Rights	Holders of the Series D preferred shares will have no preemptive rights.

No Conversion Rights	The Series D preferred shares are not convertible into or exchangeable for any other of our property or securities.

Tax Consequences	Material U.S. federal income tax considerations relevant to the purchase, ownership and disposition of our Series D preferred shares are described in “Material U.S. Federal Income Tax Considerations.” Prospective investors are advised to consult with their own tax advisors regarding the tax consequences of acquiring, holding or disposing of our Series D preferred shares in light of current tax laws, their particular personal investment circumstances and the application of state, local and other tax laws.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $ million ($ million if the underwriter exercises its over-allotment option in full), after expenses and underwriter’s discounts and commissions. We intend to use the net proceeds from the sale of the Series D preferred shares for working capital and for general corporate purposes.

Exchange Listing	We are applying to list the Series D preferred shares on the American Stock Exchange under the symbol “ .”

Form of Security	The Series D preferred shares will be represented by a single global certificate registered in the name of Cede & Co., the nominee of The Depository Trust Company, except under limited circumstances.

Transfer Agent and Registrar	U.S. Stock Transfer Corp.

Risk Factors	See “Risk Factors” beginning on page S-11 of this prospectus supplement and the information contained and incorporated by reference in this prospectus supplement and accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the Series D preferred shares.

RISK FACTORS

An investment in our securities involves a high degree of risk. In considering whether to purchase the securities, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, you should carefully consider the risk factors described below related to this offering and an investment in our securities. If any of the following risks occur, our business could be harmed. In that case, the trading price of our Series D preferred shares offered herby could decline and you might lose all or part of your investment.

Risks Related to Our Business

Our business strategy may result in increased volatility of earnings.

Our business strategy is focused on the expansion of construction, commercial real estate, multifamily and commercial business lending. These types of lending activities, while potentially more profitable, are generally more sensitive to regional and local economic conditions, making loss levels more difficult to predict. Collateral evaluation and financial statement analysis in these types of loans requires a more detailed analysis at the time of loan underwriting and on an on-going basis. A decline in real estate values, particularly in California, would reduce the value of the real estate collateral securing our loans and increase the risk that we would incur losses if borrowers defaulted on their loans. In addition, the repayment of commercial real estate loans and apartment loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Also, loan balances for commercial real estate, commercial business and residential construction tract loans are typically larger than those for permanent single-family and consumer loans. Accordingly, when there are defaults and losses on these types of loans, they are often larger on a per loan basis than those for permanent single-family and consumer loans. A secondary market for most types of commercial real estate and commercial business loans is not readily liquid, so we have less opportunity to mitigate credit risk by selling part or all of our interest in these loans.

Our growth may not be managed successfully.

We have grown substantially from $110.8 million of total assets and $99.6 million of total deposits at December 31, 2000 to approximately $2.4 billion of total consolidated assets and $1.8 billion of total consolidated deposits at March 31, 2007. To the extent we experience continued growth in the amount of our assets, the level of our deposits and the scale of our operations, we may not be able to manage this growth effectively. If we do not manage our growth effectively, we may not be able to achieve our business plan, and our business and prospects could be harmed. While non-performing loans comprised only 0.7% of gross loans in our loan portfolio at March 31, 2007, there are no assurances that this will continue into the future. Our growth subjects us to increased capital and operating commitments. We must recruit experienced individuals that have the required skills that we need to grow our specialty lines of business. As a result of the increase in our personnel, our expenses associated with salaries and other benefits have increased in recent periods.

The additional customer products, services, branch enhancements and the implementation of these items have placed and will continue to place a strain on our personnel, systems, and resources. We cannot be certain that we will be able to obtain and train qualified individuals to implement our business strategy in a timely, cost effective and efficient manner.

We rely, in part, on external financing to fund our operations and the unavailability of such funds in the future could adversely affect our growth strategy and prospects.

Our ability to implement our business strategy will depend on our ability to obtain funding for loan originations, working capital and other general corporate purposes. If our core banking and commercial deposits are not sufficient to meet our funding needs, we may increase our utilization of wholesale and brokered deposits, Federal Home Loan Bank advances and other wholesale funding sources necessary to continue our growth strategy. Because these funds generally are more sensitive to rates than our core deposits, they are more likely to move to the highest rate available. To the extent we are not successful in obtaining such funding, we will be unable to implement our strategy as planned, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business is subject to general economic risks that could adversely impact our results of operations and financial condition.

Changes in economic conditions, particularly an economic slowdown in California, could hurt our business.  Our business is directly affected by political and market conditions, broad trends in industry and finance, legislative and regulatory changes, and changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. Deterioration in economic conditions, in particular an economic slowdown within California, could result in the following consequences, any of which could hurt our business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline; and

•	collateral for loans made by us, especially real estate, may decline in value, in turn reducing a client’s borrowing power, and reducing the value of assets and collateral associated with its loans held for investment.

A downturn in the California real estate market could hurt our business.  Our business activities and credit exposure are concentrated in California. A downturn in the California real estate market could hurt our business because many of our loans are secured by real estate located within California. As of March 31, 2007, approximately 91% of our loan portfolio consisted of loans secured by real estate located in California. If there is a significant decline in real estate values, especially in California, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans. Real estate values in California could be affected by, among other things, earthquakes and other natural disasters particular to California.

We may suffer losses in our loan portfolio despite our underwriting practices.  We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available or may not be on terms acceptable to us when it is needed.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We may decide to raise additional capital to support continued growth, either internally or through acquisitions. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot be certain of our ability to raise additional capital in the future if needed or on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Our business strategy relies upon our Chief Executive Officer and other key employees.

Norman Morales has been our president and chief executive officer since October 2000. Mr. Morales developed numerous aspects of our current business strategy and the implementation of such strategy depends heavily upon the active involvement of Mr. Morales. The loss of Mr. Morales’ services could have a negative impact on the implementation and success of our business strategy. Our success will also depend in large part upon our ability to attract and retain highly qualified management, technical and marketing personnel to execute the strategic plan. We will need to retain persons with diversified skills in order to manage our specialty lines of business. Competition for qualified personnel, especially those in management, sales and marketing, is intense. We cannot be certain that we will be able to attract and retain these persons.

Our business is subject to various lending risks which could adversely impact our results of operations and financial condition.

Residential Real Estate Construction Loans.  We make residential real estate construction loans to individuals and developers for the construction of residential properties. These loans include single-family residential luxury construction loans which are targeted at high-end units located along the coastal communities of Southern California. We will originate these loans whether or not the property is under contract for sale. Residential real estate construction loans also include single-family tract construction loans which target the construction of entry level units. We have significantly increased the amount of residential real estate construction loans in our loan portfolio, both in dollar amounts and as a percentage of our total loans. At March 31, 2007, $713.6 million or 35.7% of our total loan portfolio consisted of residential real estate construction loans (which exclude commercial real estate construction loans).

Our construction loans are based upon estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction lending involves additional risks when compared with permanent residential lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion and, if not owner-occupied, sale or lease-up. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. Construction lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, generally during the term of a construction loan, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. Our ability to continue to originate a significant amount of construction loans is dependent on the continued strength of the housing market in the Southern California coastal communities of Los Angeles and Orange counties and in the Inland Empire region of Southern California. To the extent there is a decline in the demand for new housing in these communities, it is expected that the demand for construction loans would decline, our liquidity would substantially increase and our net income would be adversely affected.

Commercial Real Estate Loans.  We originate commercial real estate loans for individuals and businesses for various purposes which are secured by commercial real estate, which includes loans made to religious organizations and private schools. At March 31, 2007, $565.2 million or 28.3% of our total loan portfolio consisted of commercial real estate loans.

Repayment of our commercial real estate loans may be dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. These loans may be more adversely affected by conditions in the real estate markets or in the economy generally. For example, if the cash flow from the borrower’s project is reduced due to leases not being obtained or renewed, the borrower’s ability to repay the loan may be impaired. In addition, many of our commercial real estate loans are not fully amortizing and call for large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the balloon payment.

Multifamily Residential Real Estate Loans.  Our multifamily loans are subject to collateral risk similar to other real estate secured products. While our primary lending markets have experienced strong demand for affordable housing, valuations have increased significantly over the past several years and could be negatively impacted by a decrease in investor demand. At March 31, 2007, $213.9 million or 10.7% of our total loan portfolio consisted of multifamily residential real estate loans.

Commercial Business Loans.  Our commercial business loans generally consist of loans to small businesses, including SBA loans. At March 31, 2007, $127.2 million or 6.4% of our total loan portfolio consisted of commercial business loans.

Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Our commercial business loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any exists. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Our allowance for credit losses may prove to be insufficient to absorb probable losses inherent in our loan portfolio.

Like all financial institutions, every loan we make carries a certain risk that it will not be repaid in accordance with its terms or that any collateral securing it will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral;

•	the credit history of a particular borrower;

•	changes in economic and industry conditions; and

•	the duration of the loan.

At March 31, 2007, our allowance for credit losses, which includes the allowance for loan losses and the reserve for unfunded commitments, as a percentage of gross loans was 1.1% and our allowance for loan losses as a percentage of gross loans was 1.0%. Regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. Although we believe that our allowance for credit losses is adequate to absorb probable losses in our loan portfolio and in unfunded commitments, we cannot predict these losses or whether the allowance will be adequate or that regulators will not require us to increase this allowance. Any of these occurrences could materially and adversely affect our earnings, financial condition, business, prospects and profitability.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Like other financial institutions, our operating results are largely dependent on our net interest income. Net interest income is the difference between interest earned on loans and securities and interest expense incurred on deposits and borrowings. Our net interest income is impacted by changes in market rates of interest, the interest rate sensitivity of our assets and liabilities, prepayments on our loans and securities and limits on increases in the rates of interest charged on our loans. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities.

We cannot control or accurately predict changes in market rates of interest. The following are some factors that may affect market interest rates, all of which are beyond our control:

•	inflation;

•	slow or stagnant economic growth or recession;

•	unemployment;

•	money supply and the monetary policies of the Board of Governors of the FRB;

•	international disorders; and

•	instability in domestic and foreign financial markets.

Sharp increases in interest rates will negatively affect our market value of equity. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, securities portfolio, and overall profitability. Although we attempt to manage our interest rate risk, we cannot be certain that we can minimize our interest rate risk.

We face strong competition from other financial institutions, financial service companies and other organizations offering services similar to those offered by us, which could hurt our business.

We face direct competition from a significant number of financial institutions, many with a state-wide or regional presence, and in some cases a national presence, in both originating loans and attracting deposits. Competition in originating loans comes primarily from other banks, mortgage companies and consumer finance institutions that make loans in our primary market areas. We also face substantial competition in attracting deposits from other banking institutions, money market and mutual funds, credit unions and other investment vehicles.

In addition, banks with larger capitalization and non-bank financial institutions that are not governed by bank regulatory restrictions have large lending limits and are better able to serve the needs of larger customers. Many of these financial institutions are also significantly larger and have greater financial resources than us, have been in business for a long period of time and have established customer bases and name recognition.

We compete for loans principally on the basis of interest rates and loan fees, the types of loans which we originate, and the quality of service which we provide to borrowers. Our ability to attract and retain deposits requires that we provide customers with competitive investment opportunities with respect to rate of return, liquidity, risk and other factors. To effectively compete, we may have to pay higher rates of interest to attract deposits, resulting in reduced profitability. If we are not able to effectively compete in our market area, our profitability may be negatively affected, limiting our ability to pay dividends.

Potential acquisitions may disrupt our business, dilute shareholder value and adversely affect our operating results.

In July 2006, we completed our acquisition of Rancho Bank. In conjunction with our strategic plan, we may continue to grow by acquiring other banks, related businesses or banking centers of other banks that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we cannot be certain that we will be able to adequately or profitably manage this growth. Acquiring other banks, businesses or branches involves risks commonly associated with acquisitions, including:

•	potential exposure to unknown or contingent liabilities of banks, businesses or branches we acquire;

•	exposure to potential asset quality issues of the acquired banks, businesses or branches;

•	difficulty and expense of integrating the operations and personnel of banks, businesses or branches we acquire;

•	potential disruption to our business;

•	potential diversion of management’s time and attention;

•	the possible loss of key employees and customers of the banks, businesses or branches we acquire;

•	difficulty in estimating the value of the banks, businesses or branches to be acquired; and

•	potential changes in banking or tax laws or regulations that may affect the banks or businesses to be acquired.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We are subject to extensive regulation which could adversely affect our business.

Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We believe that we are in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Because our business is highly regulated, the laws, rules and regulations applicable to it are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. If these or any other laws, rules or regulations are adopted in the future, they could make compliance much more difficult or expensive, restrict our ability to originate or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise materially and adversely affect our business, financial condition, prospects or profitability.

The banking regulators recently issued guidance regarding high concentrations of real estate loans within bank lending portfolios. This guidance requires institutions that exceed certain levels of real estate lending to maintain enhanced risk management policies and practices. Vineyard Bank exceeds such thresholds. As a consequence, although management believes that it is currently maintaining appropriate risk management policies and procedures, no assurances can be given that Vineyard Bank will not be subject to enhanced regulatory scrutiny and higher capital maintenance requirements.

Distribution of Assets, Liabilities, and Stockholders’ Equity; Interest Rates and Interest Differential.

Our earnings depend primarily upon the difference between the income we receive from our loan portfolio and investment securities and our cost of funds, principally interest paid on savings, time deposits and borrowings. Interest rates charged on our loans are affected principally by the demand for loans, the supply of money available for lending purposes, and competitive factors. In turn, these factors are influenced by general economic conditions and other constraints beyond our control, such as governmental economic and tax policies, general supply of money in the economy, governmental budgetary actions, and the actions of the Board of Governors of the Federal Reserve System.

Risks Related to this Offering and Our Securities

Your right to receive liquidation and dividend payments on the Series D preferred shares is junior to our existing and future senior indebtedness and to any senior securities we may issue in the future.

With respect to dividend rights and rights upon our liquidation, winding-up or dissolution, the Series D preferred shares will rank junior to all present and future indebtedness and all future senior securities, on a parity with our Series C preferred shares and all future capital stock designated as on a parity with the Series D preferred shares, and senior to our common stock and all future capital stock designated as junior to the Series D preferred shares. As of March 31, 2007, we had approximately $436.6 million of indebtedness and other liabilities which would have been senior in right of payment to the Series D preferred shares. As of March 31, 2007, we had $115.5 million in trust preferred securities outstanding. Under the terms of the documents governing our outstanding trust preferred securities, if we do not make payments on our trust preferred securities, then we may not declare or pay any dividends or distributions on, or make a liquidation payment with respect to, any of our capital stock, including the Series D preferred shares. The terms of the Series D preferred shares do not require that we obtain the approval of the holders of the Series D preferred shares to incur additional indebtedness. Consequently, we may incur indebtedness in the future that could limit our ability to make subsequent dividend or liquidation payments to you. In addition, in the event of our bankruptcy, liquidation or reorganization, our assets will be available to pay obligations on the Series D preferred shares only after all of our indebtedness and all senior securities, if any, have been paid, and there may not be sufficient assets remaining to pay amounts due on any or all of the Series D preferred shares then outstanding and any preferred stock ranking on a parity with the Series D preferred shares.

Dividends on the Series D preferred shares are not cumulative and you are not entitled to receive dividends unless declared by our board of directors.

Dividends on the Series D preferred shares are not cumulative. Consequently, if our board of directors does not declare a dividend on the Series D preferred shares for any quarterly period, including if prevented by bank regulators, you will not be entitled to receive that dividend whether or not funds are or subsequently become available. Our board of directors could determine that it would be in our best interest to pay less than the full amount of the stated dividends or no dividends on the Series D preferred shares for any dividend period, even at a time when sufficient funds were available to make the payment. In making this determination, our board of directors would consider all the factors it considered relevant, which we expect would include our financial condition and capital needs, the impact of current or pending legislation and regulations and general economic conditions.

Our ability to issue preferred stock in the future could adversely affect the rights of holders of Series D preferred shares.

Our Articles of Incorporation authorize us to issue up to 10,000,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. Accordingly, we may authorize the issuance of additional shares or series of preferred stock that would rank senior to the Series D preferred shares as to dividend rights or rights upon our liquidation, winding-up or dissolution, although we would need the affirmative vote or consent of the holders of a majority of the outstanding Series D preferred shares to do so. We would not need that vote or consent to authorize, increase the authorized amount of or issue any series of preferred stock that ranks on a parity with or junior to the Series D preferred shares as to such rights, except in the case of preferred stock that ranks on a parity with the Series D preferred shares with respect to dividends if we provide for cumulative dividend rights.

In general, upon the declaration of a dividend, we are required to pay the holders of any shares of stock that rank on parity with the Series D preferred shares in the same proportions as we are required to pay to the holders of the Series D preferred shares. Similarly, upon our liquidation, dissolution or winding up, we are required to pay to the holders of any shares of stock that rank on parity with the Series D preferred shares at the same time and in the same proportions as we are required to pay to the holders of the Series D preferred shares. Consequently, if we do not have sufficient funds to pay scheduled dividends to the holders of any shares of stock that rank on parity with the Series D preferred shares and the Series D preferred shares, we may not declare or pay a portion of the scheduled dividends on the Series D preferred shares. Similarly, upon our liquidation, dissolution or winding up, if we do not have sufficient funds to pay the full liquidation amount to the holders of any shares of stock that rank on parity with the Series D preferred shares and the Series D preferred shares, you may receive less than the liquidation amount of your Series D preferred shares. In addition, the terms of the Series D preferred shares provide that we may declare and pay stock dividends on junior classes of stock even if dividends are not declared and paid on the Series D preferred shares.

Investors should not expect us to redeem the Series D preferred shares on the date such shares become redeemable or on any particular date afterwards.

The Series D preferred shares are perpetual equity securities. The Series D preferred shares have no maturity or mandatory redemption date and are not redeemable at the option of investors. By its terms, the Series D preferred shares may be redeemed by us at our option either in whole or in part at any time on or after June   , 2012. Any decision we may make at any time to propose a redemption of the Series D preferred shares will depend upon, among other things, our evaluation of our capital position, including our regulatory capital ratios, the composition of our stockholders’ equity and general market conditions at that time. In addition, our right to redeem the Series D preferred shares is subject to the FRB’s risk-based capital guidelines applicable to bank holding companies. Any redemption of the Series D preferred shares is subject to prior approval of the FRB. There can be no assurance that the FRB will approve any redemption of the Series D preferred shares that we may propose. We understand that the factors that the FRB will consider in evaluating a proposed redemption include its evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, and other supervisory considerations.

If we are deferring payments on our outstanding junior subordinated debt securities or are in default under the indentures governing those securities, we will be prohibited from making distributions on or redeeming the Series D preferred shares.

The terms of our outstanding junior subordinated debt securities prohibit us from declaring or paying any dividends or distributions on the Series D preferred shares, or redeeming, purchasing, acquiring or making a liquidation payment with respect to our Series D preferred shares, if we are aware of any event that would be an event of default under the any of indentures governing those junior subordinated debt securities or at any time when we have deferred the payment of interest thereunder.

There has been no prior market for our Series D preferred shares and our stock price may be volatile.

Prior to this offering, there has been no public market for our Series D preferred shares. The dividend yield for our Series D preferred shares in this offering will be determined by negotiations between the underwriter and us. Among the factors to be considered in determining the dividend yield of our Series D preferred shares, in addition to prevailing market conditions, will be our historical performance, estimates regarding our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We believe that each of these factors is important, but we are unable to quantify or otherwise indicate the relative importance of each of these factors. The offering price of our Series D preferred shares may bear no relationship to the price at which our Series D preferred shares will trade upon completion of this offering. The stock market has experienced significant price and volume fluctuations recently and you may not be able to resell your shares at or above the initial public offering price. The Series D preferred shares also could be impacted by movements in interest rates.

We cannot be sure that a public trading market for our Series D preferred shares will develop or be maintained.

Although we are applying to have the Series D preferred shares listed on the American Stock Exchange, there is no guarantee that we will be able to list the Series D preferred shares. Even if the securities are listed, there can be no assurance that an established and liquid trading market for our Series D preferred shares will develop, that it will continue if it does develop, or that after the completion of the offering, Series D preferred shares will trade at or above the offering price set forth on the cover of this prospectus supplement.

Holders of the Series D preferred shares have limited voting rights.

The terms of the Series D preferred shares generally provide that, except as otherwise required by law, the holders of the Series D preferred shares are only entitled to vote in the following limited circumstances: (i) amendment, alteration or repeal of our Articles of Incorporation or the Certificate of Determination governing the Series D preferred shares, if the amendment, authorization or repeal would materially and adversely affect the rights, preferences, powers or privileges of the Series D preferred shares; or (ii) the creation, authorization, issuance or increase in the amount of any class or series of any of our equity securities, or any warrants, options or other rights convertible or exchangeable into equity securities senior to our Series D preferred shares with respect to rights to dividends or rights upon liquidation, winding up or dissolution, provided, that the consent of the holders of the Series D preferred shares will not be required to authorize, increase the authorized amount of or issue any series of preferred stock that ranks on a parity with or junior to the Series D preferred shares as to such rights, except in the case of preferred stock that ranks on a parity with the Series D preferred shares with respect to dividends if we provide for cumulative dividend rights. In addition, holders of Series D preferred shares may be entitled to vote in the event of certain fundamental corporate transactions involving the Company, such as a consolidation, merger, sale or lease of all or substantially all of our assets, reclassification, reorganization, exchange or liquidation, subject to certain exceptions which are more fully described in “Description of Series D Preferred Shares — Voting Rights — Right to Vote on Certain Fundamental Transactions.” If we fail to pay the full amount of the stated cash dividends on the Series D preferred shares for any six or more dividend periods, until we shall have paid or declared and set aside for payment full dividends on the Series D preferred shares for four consecutive dividend periods, the number of our directors will be increased by two, and the holders of Series D preferred shares, together with any other holders of Voting Parity Stock, voting together as a single class, will have the right to elect those two additional members of our board of directors.

The current favorable tax treatment on dividends received by individual U.S. taxpayers will expire on December 31, 2010 unless extended by Congress.

If you are an individual U.S. holder, dividends paid to you through December 31, 2010 generally are taxable to you at a maximum rate of 15%, subject to satisfaction of certain requirements. Unless Congress extends this provision prior to its expiration, after December 31, 2010 dividends on the Series D preferred shares will be taxable at the ordinary income rate then in effect, which is currently a maximum of 35% for individuals. We can give you no assurance that the current provision will be extended, or that Congress will not take action prior to December 31, 2010 to increase the maximum rate of tax payable with respect to dividends received.

The Company’s ability to service its debt, pay dividends, and otherwise pay its obligations as they come due is substantially dependent on capital distributions from Vineyard Bank, and these distributions are subject to regulatory limits and other restrictions.

A substantial source of our income from which we service our debt and pay our obligations and dividends is the receipt of dividends from Vineyard Bank. The availability of dividends from Vineyard Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of Vineyard Bank, and other factors, that the applicable regulatory authorities could assert that payment of dividends or other payments, including payments to the Company, is an unsafe or unsound practice. In the event Vineyard Bank is unable to pay dividends to us, we may not be able to service our debt, pay our obligations or pay dividends on our outstanding common stock. The inability to receive dividends from the Bank would adversely affect the Company’s business, financial condition, results of operations and prospects.

USE OF PROCEEDS

We estimate that the net proceeds of this offering, after deducting the underwriting commission and the estimated offering expenses payable by us, will be $      million ($      million if the underwriter exercises its over-allotment option in full). We intend to use the net proceeds from this offering for working capital and for general corporate purposes.

The foregoing discussion represents our best estimate of the use of the net proceeds of the offering based upon our current plans. Actual expenditures may vary from these estimates and we may find it necessary or advisable to use the net proceeds as described above for other purposes.

CAPITALIZATION

The following table sets forth our indebtedness and capitalization at March 31, 2007, and as adjusted to reflect the issuance and sale of 2,000,000 Series D preferred shares and the application of the proceeds from this offering, net of our estimated offering expenses and the underwriting discount. This information should be read in conjunction with, and is qualified in its entirety by, our historical Consolidated Financial Statements, including the related notes, incorporated by reference in the accompanying prospectus.

	March 31, 2007
	Actual	As Adjusted(1)
	(Dollars in thousands)

Indebtedness:
Federal Home Loan Bank advances	$244,000		$244,000
Subordinated debentures	5,000		5,000
Junior subordinated debentures	115,470		115,470
Other borrowings (line of credit)	45,400		45,400

Total indebtedness	$409,870		$409,870
Stockholders’ equity:
Preferred Stock, no par value, 10,000,000 shares authorized:
Series C preferred shares, no par value, 10,000 shares authorized and issued	$9,665		$9,665
Series D preferred shares, no par value, 2,300,000 shares authorized, no shares issued and 2,000,000 shares issued as adjusted	—
Common stock, no par value, 15,000,000 shares authorized; 10,917,058 shares issued and outstanding	109,458		109,458
Additional paid-in capital	155		155
Retained earnings	56,534		56,534
Unallocated ESOP shares	(5,629)		(5,629)
Accumulated other comprehensive loss, net	(3,480)		(3,480)
Treasury stock	(19,396)		(19,396)

Total stockholders’ equity	147,307

Total capitalization	$557,177	$

(1)	Assumes the issuance of $20.0 million of Series D preferred shares with expenses and underwriter discounts and commissions totaling $ .

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary presents our selected consolidated financial information at or for the three months ended March 31, 2007 and 2006 and at or for each of the five years ended December 31, 2006. Financial information at or for each of the five years ended December 31, 2006 is derived from our audited consolidated financial statements. Financial information at or for the three month periods ended March 31, 2007 and 2006 are derived from our unaudited consolidated financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. The selected historical consolidated financial and other data set forth below should be read in conjunction with, and is qualified in its entirety by, our historical consolidated financial statements, including the related notes, incorporated by reference in the accompanying prospectus. Results for the three month period ended March 31, 2007 are not necessarily indicative of our actual results for the full year ending December 31, 2007.

	At or For the
	Three Months Ended		At or For The
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
		(Dollars in thousands, except per share data)

Consolidated Statement of Income Data:
Interest income	$45,149	$34,247	$158,320	$110,859	$75,056	$39,537	$19,170
Interest expense	22,656	15,496	75,230	43,345	22,054	11,383	5,837

Net interest income	22,493	18,751	83,090	67,514	53,002	28,154	13,333
Provision for loan losses	1,200	1,200	4,125	1,886	4,881	3,597	1,397

Net interest income after provision for loan losses	21,293	17,551	78,965	65,628	48,121	24,557	11,936
Noninterest income	1,202	931	5,622	5,305	5,457	5,828	3,928
Noninterest expense	13,127	11,349	51,017	38,746	29,922	16,853	10,775

Income before income taxes	9,368	7,133	33,570	32,187	23,656	13,532	5,089
Income taxes	3,859	2,972	13,825	13,276	9,669	5,540	2,081

Net income	5,509	4,161	19,745	18,911	13,987	7,992	3,008
Preferred dividends	229	208	900	540	702	637	—

Net income available to common stock	$5,280	$3,953	$18,845	$18,371	$13,285	$7,355	$3,008

Net income per common share (diluted)(1)	$0.48	$0.41	$1.80	$1.80	$1.48	$1.04	$0.50

Weighted-average common and common equivalent shares outstanding during the period (diluted)(1)	10,938,664	9,575,419	10,491,713	10,221,202	9,340,289	7,528,833	6,335,266

	At or For the
	Three Months Ended		At or For The
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
		(Dollars in thousands, except per share data)

Consolidated Balance Sheet Data (at period end):
Total assets	$2,351,671	$1,858,465	$2,257,739	$1,713,638	$1,312,529	$887,979	$385,918
Net loans	1,975,933	1,504,513	1,882,555	1,359,337	1,015,068	589,649	250,314
Deposits	1,767,732	1,381,085	1,806,413	1,277,012	965,546	603,326	287,533
Long-term borrowings	120,470	101,913	120,470	101,913	76,139	43,147	22,527
Preferred equity	9,665	9,665	9,665	9,665	—	28,999	2,450
Common equity	137,642	87,901	133,395	90,320	85,227	23,176	17,508
Total stockholders’ equity	147,307	97,566	143,060	99,985	85,227	52,175	19,958

Other Data:
Return on average assets	1.0%	1.0%	1.0%	1.2%	1.2%	1.3%	1.1%
Return on average total equity	15.5	16.6	16.2	19.6	23.5	28.1	22.2
Efficiency ratio	55.4	57.7	57.5	53.2	51.2	49.6	62.4
Net interest margin	4.2	4.4	4.3	4.5	4.7	4.7	5.3
Nonperforming assets as a percentage of loans net of unearned income and other real estate owned	0.7	—	0.9	0.1	—	—	—
Allowance for loan losses as a percentage of nonperforming loans	154.9	—	117.8	—	—	—	—
Allowance for loan losses as a percentage of loans and leases, net of unearned income	1.0	1.0	1.0	1.0	1.2	1.2	1.2
Cash dividends declared per common share(1)	$ 0.08	$ 0.08	$ 0.30	$ 0.25	$ 0.11	$ 0.02	$ —
Tier 1 leverage ratio	6.4%	7.8%	6.4%	8.3%	8.9%	8.8%	7.9%
Tier 1 risk-based capital ratio	6.2	7.7	6.3	8.6	9.7	10.8	9.4
Common tangible stockholders’ equity to assets ratio	4.0	5.1	4.7	5.6	4.1	3.0	4.9
Commercial banking offices	16	12	16	11	9	9	6

(1)	Net income per common share (diluted), weighted-average common and common equivalent shares outstanding during the period (diluted) and cash dividends declared per common share have been adjusted to reflect the 5% stock dividends paid in June 2007, January 2004 and January 2003 and the two-for-one stock split in August 2004.

RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth certain information concerning our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends.

Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Consolidated Ratio of Earnings to Fixed Charges(1)
Excluding interest on deposits	2.7x	2.4x	2.9x	3.1x	4.7x	5.4x	4.6x
Including interest on deposits	0.7x	0.8x	0.7x	1.1x	1.4x	1.5x	1.1x
Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends(2)
Excluding interest on deposits	2.6x	2.4x	2.8x	3.0x	4.4x	4.6x	4.6x
Including interest on deposits	0.7x	0.8x	0.7x	1.1x	1.3x	1.4x	1.1x

(1)	For purposes of computing this ratio, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on all long and short-term borrowings, including or excluding interest on deposits, as indicated.

(2)	For purposes of computing this ratio, earnings consist of income from continuing operations before income taxes and fixed charges including preferred stock dividends. Fixed charges consist of interest expense on all long and short-term borrowings and preferred dividends, including or excluding interest on deposits, as indicated.

DESCRIPTION OF SERIES D PREFERRED SHARES

General

Our Articles of Incorporation authorize the board of directors, without further stockholder approval, to issue up to 10,000,000 shares of preferred stock for any proper corporate purpose. In approving any issuance of preferred stock, the board of directors has broad authority to determine the rights and preferences of the preferred stock, which may be issued in one or more series. These rights and preferences may include voting, dividend, conversion and liquidation rights that may be senior to our common stock. We currently have outstanding 10,000 shares of our Series C preferred shares with a liquidation preference of $1,000 per share. Each Series C preferred share is entitled to a noncumulative, annual dividend at the rate of three-month LIBOR plus 3.80%, payable quarterly. The Series C preferred shares are not convertible into our common stock and are redeemable at any time on or after July 1, 2010 at a premium and at a decreasing premium scale over the following ten years until year 15 when the securities are callable at the liquidation preference, plus any declared and unpaid dividends.

The Series D preferred shares will constitute our second outstanding series of preferred stock. The shares will not be subject to any sinking fund or other obligation to redeem or retire any shares of the Series D preferred shares. The Series D preferred shares will rank on a parity, or equal basis, with the Series C preferred shares with respect to dividend rights and rights upon liquidation, winding-up or dissolution.

The Series D preferred shares, upon issuance against full payment of the purchase price, will be fully-paid and nonassessable. Although the Series D preferred shares, upon issuance, are expected to be qualified for listing on the American Stock Exchange within 30 days of June   , 2007, no assurance can be given that the Series D preferred shares will be accepted for listing on the American Stock Exchange or that any trading market will develop in the Series D preferred shares.

This prospectus supplement summarizes specific terms and provisions of the Series D preferred shares. Terms that apply generally to our preferred stock are described in the “Description of Preferred Stock” section of the accompanying prospectus. The following summary of the terms and provisions of the Series D preferred shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our Articles of Incorporation, as amended, our bylaws, the applicable provisions of the California Corporation Code, and the Certificate of Determination creating the Series D preferred shares, which will be included as an exhibit to documents filed with the SEC. See “Where You Can Find More Information.”

Ranking

The Series D preferred shares will, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, rank:

•	senior to our common stock and each other class of capital stock or series of preferred stock established after the original issue date of the Series D preferred shares, referred to as the Issue Date, by our board of directors, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series D preferred shares as to dividend rights or rights upon our liquidation, winding-up or dissolution, collectively referred to as Junior Stock;

•	on a parity with our Series C preferred shares as well as any class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank on a parity with the Series D preferred shares as to dividend rights or rights upon our liquidation, winding-up or dissolution, collectively referred to as Parity Stock; and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank senior to the Series D preferred shares as to dividend rights or rights upon our liquidation, winding-up or dissolution, collectively referred to as Senior Stock.

The rights of the holders of Series D preferred shares will be subordinate to the rights of our general creditors, including depositors. For additional information, see “ — Voting Rights.”

Dividend Rights

Subject to the rights of any holders of Senior Stock and Parity Stock, the holders of Series D preferred shares will be entitled to receive, when, as, and if declared by our board of directors, out of our assets legally available for payment, noncumulative cash dividends, payable quarterly, at the rate of     % per annum. This is equivalent to $      per share of Series D preferred shares per annum.

Dividends on the Series D preferred shares will be payable quarterly, in arrears, on the 15th day of March, June, September and December of each year, commencing September 15, 2007, each of which is referred to as a Dividend Payment Date. Dividends will be payable from the most recent Dividend Payment Date or, in the case of the dividend payable on September 15, 2007, from the Issue Date of the Series D preferred shares. Dividends payable on the Series D preferred shares for any period less than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30- day months. Dividends payable on the Series D preferred shares for each full dividend period shall be computed by dividing the annual dividend rate by four.

Each declared dividend shall be payable to holders of record as they appear on our stock records at the close of business on the 15th day prior to the relevant Dividend Payment Date. Regular quarterly dividend periods will commence on and include the 15th day of March, June, September and December, of each year and will end on and include the date preceding the next following Dividend Payment Date.

Dividends on the Series D preferred shares are noncumulative. If our board of directors fails to declare a dividend on the Series D preferred shares for a dividend period, then the holders of the Series D preferred shares will have no right to receive a dividend related to that dividend period, and we will have no obligation to pay a dividend for the related dividend period or to pay any interest, whether or not dividends on the Series D preferred shares are declared for any future dividend period. If we should fail to pay or declare and set aside for payment dividends with respect to any six dividend periods, holders of Series D preferred shares will be entitled to elect two directors, as described below under “— Voting Rights — Right to Elect Two Directors Upon Non-Payment of Dividends.”

No full dividends will be declared or paid or set apart for payment on any Parity Stock or Junior Stock during any calendar quarter unless full dividends on the Series D preferred shares for the dividend period ending during the calendar quarter have been declared and we have not failed to pay a dividend in the full amount of the Series D preferred shares with respect to the period in which such dividend payment to any Parity Stock or Junior Stock would occur. When cash dividends are not paid in full, or a sum sufficient for the full payment is not set apart, upon the Series D preferred shares and any other Parity Stock, dividends upon Series D preferred shares and dividends on other Parity Stock payable during the dividend period will be declared pro rata so that the amount of dividends payable per share on the Series D preferred shares and any other Parity Stock will in all cases bear to each other the same ratio that full dividends for the then-current dividend period on the shares of Series D preferred shares, which shall include any accumulation related to unpaid dividends for prior dividend periods, and full dividends, including required or permitted accumulations, if any, on shares of the other Parity Stock, bear to each other. If full dividends on the Series D preferred shares have not been declared and paid or set apart for payment for the then-current dividend period, the following restrictions will be applicable during the dividend period:

•	no dividend or distribution, other than in shares of Junior Stock, may be declared, set aside or paid on any shares of stock of any series of Junior Stock;

•	we may not repurchase, redeem or otherwise acquire any shares of our Junior Stock, and no monies may be paid to or made available for a sinking fund for the redemption of any shares of any Junior Stock, except by conversion into or exchange for Junior Stock, or by the tendering of Junior Stock in payment for the exercise of options under our stock option plans then in effect; and

•	except by conversion into or exchange for Junior Stock, we may not, directly or indirectly, repurchase, redeem or otherwise acquire, and no monies may be paid to or made available for a sinking fund for the redemption of any shares of any Junior Stock or Parity Stock other than pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding Series D preferred shares and such other Parity Stock.

The only Parity Stock we currently have outstanding is our Series C preferred shares.

There can be no assurances that any dividends on the Series D preferred shares will be declared or, if declared, what the amounts of dividends will be or whether these dividends, if declared for any dividend period, will continue for any future dividend period. The declaration and payment of future dividends on the Series D preferred shares will be subject to business conditions, federal regulatory restrictions, our earnings and financial condition and the judgment of our board of directors.

Redemption

The Series D preferred shares may not be redeemed by us prior to June   , 2012. At any time after June   , 2012, the Series D preferred shares will be redeemable at our option, subject to the prior approval of the FRB, if required, in whole or in part, at any time or from time to time, out of funds legally available for payment, at the cash redemption price of $10.00 per Series D preferred share, plus declared but unpaid dividends, if any, from the Dividend Payment Date immediately preceding the date fixed for redemption.

If fewer than all of the outstanding Series D preferred shares are to be redeemed, we will select those to be redeemed pro rata, or by lot, or in any other manner as our board of directors may determine. If a partial redemption of the Series D preferred shares would result in the delisting of the Series D preferred shares from any national securities exchange on which the Series D preferred shares are then listed, we may only redeem the Series D preferred shares in whole.

On and after the date fixed for redemption, provided that the redemption price has been paid or provided for, dividends will no longer be declared on the Series D preferred shares called for redemption. These shares will no longer be deemed to be outstanding, and the holders of these shares will have no rights as stockholders, except the right to receive the amount payable on redemption, without interest, upon surrender of the certificates evidencing the Series D preferred shares to be redeemed.

Should we redeem any Series D preferred shares, notice of redemption will be given by first-class mail, postage prepaid, mailed not less than 30 days nor more than 60 days before the redemption date, to the holders of record of the Series D preferred shares to be redeemed as their addresses appear on our stock register.

Voting Rights

The holders of our Series D preferred shares have no voting rights except as required by California law and as set forth in the Certificate of Determination. In exercising the voting rights provided to the Series D preferred shares in the Certificate of Determination, each Series D preferred share will be entitled to one vote per $1,000.00 of liquidation preference (or one vote for every 100 Series D preferred shares owned).

Right to Elect Two Directors Upon Non-Payment of Dividends.  So long as any Series D preferred shares are outstanding, if we fail to pay the full amount of stated cash dividends on the Series D preferred shares for any six or more quarterly dividend periods, until we have paid or declared and set aside for payment full dividends on the Series D preferred shares for four consecutive quarterly dividend periods, the number of our directors will automatically be increased by two, and the holders of Series D preferred shares, together with any Voting Parity Stock, will have the right to elect those two additional members of our board of directors. It is a qualification for election of these directors that it not cause us to violate any corporate governance requirement of any stock exchange or any requirement or policy of any bank regulatory authority. The director nominees must provide the information about themselves that would be required by the SEC in a proxy statement.

Whenever this voting right vests, it may be exercised by the vote of the holders of a plurality of the shares of Series D preferred shares and Voting Parity Stock present and voting as a class, in person or by proxy, at a special meeting of holders of the Series D preferred shares and Voting Parity Stock or at the next annual meeting of stockholders, or by written consent without a meeting of the holders of record of a majority of the outstanding Series D preferred shares and Voting Parity Stock voting separately as one class. Unless action has been taken by written consents, we may, and upon the written request of the holders of at least 10% of the outstanding Series D preferred shares or the Voting Parity Stock must, give notice of a special meeting of the holders of Series D preferred shares and the holders of any class or series of Voting Parity Stock, for the election of the two directors to be elected by them. If any required special meeting for the election of the two directors is not called by us within 35 days after receipt of request from the holders of Series D preferred shares or the Voting Parity Stock, then any holder of shares of Series D Preferred Stock or the Voting Parity Stock may (at our expense) call a stockholders’ meeting. No special meeting will be required to be held during the 90-day period preceding the date fixed for the annual meeting of stockholders.

Any director who has been elected by holders of the Series D preferred shares and Voting Parity Stock will hold office until the next annual meeting, and will be subject to re-election until the earliest to occur of: (i) the earlier payment, or declaration and setting aside for payment, of dividends on the Series D preferred shares for four consecutive dividend periods, (ii) the redemption of the outstanding Series D preferred shares or (iii) our liquidation, dissolution or winding up. Any director so elected by the holders of the Series D preferred shares and Voting Parity Stock, unless otherwise required by law, may be removed at any time, without cause, by the vote of a majority of the outstanding Series D preferred shares, together with the outstanding shares of Voting Parity Stock voting as a class, in person or by proxy, at a duly held special meeting of those stockholders called for this purpose, or by written consent without a meeting of the holders of record of a majority of the outstanding Series D preferred shares and Voting Parity Stock voting, separately as one class, and any vacancy created by this removal may also be filled at a meeting of stockholders or by written consent. Unless otherwise required by law, any vacancy caused by the death or resignation of a director who has been elected by the holders of the Series D preferred shares and Voting Parity Stock may be filled by a vote of holders of a plurality of the Series D preferred shares and Voting Parity Stock present and voting, separately as one class, in person or by proxy, at a duly held special meeting, or by written consent by the holders of record of a majority of the outstanding shares of Series D preferred shares and Voting Parity Stock, voting separately as one class. A meeting for the removal of a director elected by the holders of the Series D preferred shares and Voting Parity Stock and the filling of any vacancy created will be called at the earliest practicable date and in any event within 35 days after receipt of a request signed by the holders of not less than 10% of the outstanding shares of the Series D preferred shares and Voting Parity Stock, voting as a class, subject to any applicable notice requirements imposed by our bylaws. The special meeting will be held at the earliest practicable date, provided that no special meeting will be required to be held during the 90-day period preceding the date fixed for the annual meeting of stockholders.

Upon payment, or declaration and setting aside for payment, of dividends on the Series D preferred shares for four consecutive dividend periods, the terms of office of all directors elected by the holders of the Series D preferred shares and Voting Parity Stock then in office will, without further action, terminate unless otherwise required by law. Upon termination, the number of directors constituting our board of directors will, automatically without further action, be reduced by two, subject always to the future increase in the number of directors in the case of the right of holders of the Series D preferred shares and Voting Parity Stock, or of Voting Parity Stock alone, to elect directors reoccurs.

At any meeting of the holders of the Series D preferred shares and Voting Parity Stock called in accordance with the provisions of the Certificate of Determination for the election or removal of directors, the presence in person or by proxy of the holders of more than one-third of the total number of shares of the Series D preferred shares and Voting Parity Stock will be required to constitute a quorum. In the absence of a quorum, a majority of the holders present in person or by proxy will have the power to adjourn the meeting from time to time without notice other than an announcement at the meeting, until a quorum is present.

Other Voting Rights.  So long as any Series D preferred shares are outstanding, we will not, without the affirmative vote or written consent of the holders of a majority of the outstanding Series D preferred shares, voting separately as a class:

•	amend, alter or repeal or otherwise change any provision of our Articles of Incorporation or Certificate of Designation authorizing and creating the Series D preferred shares, if the amendment, authorization or repeal would materially and adversely affect the rights, preferences, powers or privileges of the Series D preferred shares; or

•	create, authorize, issue or increase the authorized or issued amount of any class or series of any of our equity securities, or any warrants, options or other rights convertible or exchangeable into any class or series of any of our equity securities, which would constitute Senior Stock.

We may, however, authorize, increase the authorized amount of, or issue shares of Parity Stock (provided that dividend rights are noncumulative) and Junior Stock, without obtaining the consent of any holder of the Series D preferred shares. None of these actions will be deemed to have materially adversely affected the existing terms of the Series D preferred shares.

Right to Vote on Certain Fundamental Transactions.  So long as any of the Series D preferred shares are outstanding, if we consolidate, merge, sale or lease of all or substantially all of our assets, reclassify, reorganize, exchange or liquidate, then the holders of the Series D preferred shares are entitled to vote separately as a class, together with all of the Parity Stock entitled to vote, on the matter to be approved. These voting rights would not apply to any merger consummated for the primary purpose of effecting a change in our state of incorporation that does not result in any amendment, alteration, repeal or other material and adverse change in the rights, preferences, privileges or restrictions of the Series D preferred shares or to any reorganization in which we are the surviving or acquiring entity if the rights, preferences, privileges and restrictions granted to or imposed upon the Series D preferred shares remain unchanged, unless any amendment is made to the Corporation’s Articles of Incorporation which would otherwise require such approval. In additions, no vote or approval of the Series D preferred shares is required in connection with a consolidation, merger, sale or lease of all or substantially all of our assets or similar transaction to the extent:

•	the Series D preferred shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and

•	such shares of Series D preferred shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series D preferred shares, taken as a whole.

To the extent the shares of Series D preferred shares are entitled to vote on one of the fundamental corporate transactions described above, the affirmative vote of a majority of the outstanding shares entitled to vote on the matter as a class is required for approval of the transaction.

Liquidation Preference

The amount which the holders of outstanding Series D preferred shares will be entitled to receive in the event of our liquidation, dissolution or winding up, whether voluntary or not, after payment or provision for payment of our debts and other liabilities, out of our assets available for distribution to stockholders, before any distribution of assets is made to the holders of the common stock or any Junior Stock as to distributions, will be $10.00 per share plus dividends declared and unpaid, to the date fixed for liquidation, dissolution or winding up, before any amount is paid or distributed among the holders of common stock or other Junior Stock.

If, upon any voluntary or involuntary dissolution or winding up, the amounts payable related to the Series D preferred shares and any Parity Stock shall be insufficient to pay in full the amount to which such holders are entitled, the holders of the Series D preferred shares and Parity Stock will share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled, which, if applicable in the case of Parity Stock, may include accumulated dividends. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Series D preferred shares will not be entitled to any further participation in any distribution of our assets. All distributions made with respect to the Series D preferred shares in connection with any liquidation, dissolution or winding up will be made pro rata to the holders of Series D preferred shares.

A consolidation, merger, sale or transfer (for cash, shares of stock, other securities or other consideration) of all or substantially all of our assets will not be considered our liquidation, dissolution or winding up for this purpose; provided, however, that if the aggregate amount of cash receivable in exchange for or upon conversion of the Series D preferred shares in connection with a cash merger or other cash transaction would be less than the liquidation value of the Series D preferred shares, then the cash merger or transaction will be considered our liquidation, dissolution or winding up and will be subject to the rights described above.

No Conversion or Preemptive Rights

No holder of any Series D preferred shares will have any conversion, preemptive or subscription rights with respect to any of our shares of common stock, obligations, warrants or other securities of any class, whether now or authorized in the future.

No Other Rights

The Series D preferred shares do not have any preferences, voting powers or relative, participating, option or other special rights, except as set forth in our Articles of Incorporation and the Certificate of Determination or as otherwise required by law.

Transfer Agent

The transfer agent for the Series D preferred shares will be U.S. Stock Transfer Corporation.

Book-Entry, Delivery and Form

DTC will act as securities depositary for all of our Series D preferred shares. We will issue the Series D preferred shares only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). We will issue and deposit with DTC one or more fully-registered global certificates for the Series D preferred shares representing, in the aggregate, the total number of the Series D preferred shares to be sold in this offering.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” under the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” under the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for equity, corporate and municipal debt securities and other securities that DTC’s direct participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, which, in turn, is owned by a number of direct participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of Series D preferred shares within the DTC system must be made by or through direct participants, who will receive a credit for the Series D preferred shares on DTC’s records. The ownership interest of each actual purchaser of each Series D preferred share is in turn to be recorded on the direct and indirect participants’ records. DTC will not send written confirmation to beneficial owners of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased Series D preferred shares. Transfers of ownership interests in the Series D preferred shares are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Series D preferred shares, unless the book-entry system for the Series D preferred shares is discontinued.

To facilitate subsequent transfers, all Series D preferred shares deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series D preferred shares with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Series D preferred shares; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners and the voting rights of direct participants, indirect participants and beneficial owners, subject to any statutory or regulatory requirements as is in effect from time to time, will be governed by arrangements among them.

We will send redemption notices to Cede & Co. as the registered holder of the Series D preferred shares. If less than all of these Series D preferred shares are redeemed, DTC’s current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

Although voting on the Series D preferred shares is limited, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the Series D preferred shares. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to direct participants for whose accounts the Series D preferred shares are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds, distributions, and dividend payments on the Series D preferred shares will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or our agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the Company or its agent, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemptions proceeds, distributions, and dividend payments by Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

DTC may discontinue providing its services as securities depositary on any of the Series D preferred shares at any time by giving reasonable notice to us. If a successor securities depositary is not obtained, final Series D preferred shares certificates must be printed and delivered. We may at our option decide to discontinue the use of the system of book-entry transfers through DTC (or a successor depositary). In this case, final certificates for the Series D preferred shares will be printed and delivered.

As long as DTC or its nominee is the registered owner of the global security certificates, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all Series D preferred shares represented by these certificates for all purposes under the instruments governing the rights and obligations of holders of Series D preferred shares. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

•	will not be entitled to have such global security certificates or the Series D preferred shares represented by these certificates registered in their names,

•	will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in global security certificates, and

•	will not be considered to be owners or holders of the global security certificates or the Series D preferred shares represented by these certificates for any purpose under the instruments governing the rights and obligations of holders of Series D preferred shares.

We have obtained the information in this section about DTC and DTC’s book-entry system from sources that we believe to be accurate, but we assume no responsibility for the accuracy of the information. We have no responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

Replacement of Series D Preferred Share Certificates

If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the transfer agent and us.

UNDERWRITING

RBC Dain Rauscher Inc. is acting as the underwriter with respect to the offering and sale of the Series D preferred shares. Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus supplement, between us and the underwriter, the underwriter has agreed to purchase from us on a firm commitment basis 2,000,000 Series D preferred shares being offered by this prospectus supplement and the accompanying prospectus, subject only to the conditions contained in the underwriting agreement.

The underwriting agreement provides that the underwriter’s obligation to purchase the Series D preferred shares depends on the satisfaction of the conditions contained in the underwriting agreement, which include, among others:

•	the representations and warranties made by us to the underwriter are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriter.

The underwriter has advised us that it proposes to offer the Series D preferred shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession not in excess of $      per share. The underwriter may allow and such dealers may reallow a discount not in excess of $      per share to certain other brokers and dealers. After the offering, the public offering price, concession, discount and other selling terms may be changed by the underwriter.

The underwriter is offering the Series D preferred shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement. The underwriter has reserved the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriter an option to purchase up to an aggregate of 300,000 additional Series D preferred shares within 30 days from the date of this prospectus supplement, exercisable solely to cover over-allotments, at the public offering price less the underwriting discount shown on the cover page of this prospectus supplement. The underwriter may exercise this option at any time, and from time to time, until 30 days after the date of this prospectus supplement.

Underwriting Discount

The following table shows the underwriting discount to be paid to the underwriter in connection with this offering. This information assumes either no exercise or full exercise by the underwriter of its over-allotment option. Based on these assumptions, we would receive proceeds of $      million (or $      million if the over-allotment option is executed in full), net of the underwriting discount and offering expenses. We estimate that our portion of the total expenses of this offering, net of the underwriting discount, will be approximately $     .

			Total
	Per Share		No Exercise		Full Exercise

Public Offering Price		$10.00		$20,000,000		$23,000,000
Underwriting Discount	$		$		$

Lock-Up Agreements

We have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell or otherwise dispose of any Series D preferred shares (other than in this offering), Parity Stock or Senior Stock, or any securities that may be converted into or exchanged for any Series D preferred shares, Parity Stock or Senior Stock, without the prior written consent of RBC Dain Rauscher Inc. for a period of 45 days from the date of this prospectus supplement.

Our executive officers and directors have agreed under lock-up agreements, subject to certain exceptions, not to, directly or indirectly, offer, sell or otherwise dispose of any Series D preferred shares or any securities that may be converted into or exchanged for any Series D preferred shares without the prior written consent of RBC Dain Rauscher Inc. for a period of 30 days from the date of this prospectus supplement. RBC Dain Rauscher Inc. may consent to release any of our executive officers and directors from these restrictions at any time, without notice.

Indemnity

We have agreed to indemnify the underwriter against liabilities relating to the offering, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization

In connection with the offering, RBC Dain Rauscher Inc. may purchase and sell Series D preferred shares in the open market. These transactions may include short sales, covering transactions and stabilizing transactions. Short sales involve sales of Series D preferred shares in excess of the number of shares to be purchased by the underwriter in the offering, which creates a short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriter’s over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered short position involve either purchases of Series D preferred shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriter may also make “naked” short sales of shares in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing Series D preferred shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market, while the offering is in progress.

The underwriter also may impose a penalty bid. Penalty bids permit the underwriter to reclaim a selling concession from other broker-dealers participating in the offering when the underwriter repurchases shares originally sold by the broker-dealer in order to cover short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Series D preferred shares. They may also cause the price of the Series D preferred shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the American Stock Exchange or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, the underwriter may discontinue them at any time.

American Stock Exchange Listing

The Series D preferred shares are a new issue of securities with no established trading market. We are applying to list the Series D preferred shares on the American Stock Exchange under the symbol “          .” We have been advised by the underwriter that it intends to make a market in the Series D preferred shares but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given that the Series D preferred shares will be accepted for listing on the American Stock Exchange or that any trading market for the Series D preferred shares will develop.

Other Relationships

The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a discussion of the material United States federal income tax consequences applicable to holders of the Series D preferred shares resulting from their purchase, ownership and disposition of the Series D preferred shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service (“IRS”) and judicial decisions, all of which are subject to change, possibly with retroactive effect.

This discussion does not purport to address all of the United States federal income tax consequences that may be applicable to particular holders, including brokers or dealers in securities, financial institutions, traders in securities, persons subject to the alternative minimum tax, insurance companies, persons that hold the Series D preferred shares as part of a hedge, conversion, integrated or constructive sale transaction or as part of a straddle, persons whose functional currency is not the United States dollar and tax-exempt organizations. In addition, except as otherwise provided, this discussion addresses only material United States federal income tax consequences and does not describe any United States federal estate or gift tax consequences or the tax consequences arising out of the application of the tax laws of any state, local or foreign jurisdiction. This discussion applies only to those persons who are the initial holders of the Series D preferred shares. In addition, this discussion is limited to those holders who are U.S. persons and who hold the Series D preferred shares as a “capital asset.”

As used herein, the term “U.S. Holder” means a holder that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation) created in or under the laws of the United States or of any State thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (including certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that timely elected to continue to be treated as United States persons); or

•	a partnership that is created or organized in or under the laws of the United States or of any state thereof.

U.S. Holders of Series D Preferred Shares

Distributions in General.  Distributions with respect to the Series D preferred shares will be treated as dividends and taxable as ordinary income to the extent of our current and accumulated earnings and profits as calculated for the United States federal income tax purposes. If you are an individual U.S. holder, dividends paid to you through December 31, 2010 are taxable to you at a maximum rate of 15%, subject to satisfaction of certain requirements. To the extent that the amount of a distribution with respect to the Series D preferred shares exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the holder’s adjusted tax basis, and thereafter as capital gain from the sale of the Series D preferred shares.

Subject to certain exceptions and limitations, a U.S. Holder that is a corporation may be entitled to a dividends-received deduction (generally at a 70% rate) with respect to amounts treated as dividends on the Series D preferred shares but will not be entitled to that deduction with respect to amounts treated as a return of capital or capital gain. The benefit of a dividends-received deduction may be reduced by the corporate alternative minimum tax. In determining entitlement to the dividends-received deduction, corporate holders must consider certain provisions that may limit the availability of the deduction including the holding period rules under Section 246(c) of the Code, the debt-financed stock rules of Section 246A of the Code and the extraordinary dividend rules of Section 1059 of the Code.

Excessive Redemption Price.  Under Section 305(c) of the Code and the regulations of the Treasury Department promulgated thereunder, if the redemption price of Series D preferred shares exceeds its issue price (i.e., its fair market value at its date of original issue) by more than a de minimis amount, such excess may be treated as a constructive distribution that will be treated in the same manner as distributions described above under ‘‘— Distributions in General.” A holder of such Series D preferred shares would generally be required to treat such excess as a constructive distribution received by the holder over the life of such stock under a constant interest (economic yield) method that takes into account the compounding of yield. It is anticipated that the redemption price of the Series D preferred shares will not exceed its issue price by more than a de minimis amount. Therefore, we intend to take the position that our redemption right does not result in a constructive distribution.

Sale or other Taxable Disposition of the Series D Preferred Shares.  Upon a sale or other taxable disposition of Series D preferred shares other than a redemption, a holder generally (except upon certain circumstances as discussed below) will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received upon such sale or other taxable disposition and (ii) the holder’s adjusted tax basis in the Series D preferred shares. Such gain or loss will be long-term capital gain or loss if the Series D preferred shares has been held by the holder for more than one year at the time of disposition. If you are an individual U.S. holder, long-term capital gain you realize through December 31, 2010 is taxable to you at a maximum rate of 15%, subject to satisfaction of certain requirements. The deductibility of capital losses by non-corporate taxpayers is subject to limitations.

Redemption of the Series D Preferred Shares.  A holder will recognize gain or loss upon the redemption of the Series D preferred shares for cash. The redemption will be treated as a sale or exchange and therefore qualify for the capital gains treatment described above if, taking into account stock that is actually or constructively owned under the constructive ownership rules of Section 318 of the Code by such holder, either (i) the holder’s interest in us is completely terminated as a result of the redemption, (ii) the holder’s percentage ownership of our voting stock and common stock (whether voting or nonvoting) immediately after the redemption is each less than 80% of such holder’s percentage ownership immediately before the redemption and the holder’s percentage ownership of the total combined voting power of all classes of stock entitled to vote is less than 50% immediately after the redemption or (iii) the redemption is “not essentially equivalent to a dividend.” Whether a redemption is not essentially equivalent to a dividend depends on each holder’s facts and circumstances, but in any event requires a “meaningful reduction” in such holder’s equity interest in us.

If none of the above conditions necessary for sale or exchange treatment is satisfied, the entire amount of the cash received in the redemption will be treated as a distribution, which will be treated in the same manner as distributions described above under “— Distributions in General.” In such case, the holder’s adjusted tax basis in the redeemed stock would be transferred to the holder’s remaining shares of our stock, subject, in the case of a corporate taxpayer, to reduction or possible gain recognition under Section 1059 of the Code in an amount equal to the non-taxed portion of the dividend. If the holder does not actually own any other stock, but, instead, is deemed to have a constructive ownership interest in us, the holder may lose the benefit of its adjusted tax basis in the redeemed stock. However, the holder’s adjusted tax basis in the redeemed stock may be shifted to our stock owned by the related person whose stock the holder is deemed to own constructively.

Information Reporting and Backup Withholding on U.S. Holders.  We generally will be required to report to certain holders of our Series D preferred shares and to the IRS the amount of any dividends paid to a holder in each calendar year and the amounts of any tax withheld.

Backup withholding may apply with respect to our payments of dividends on the Series D preferred shares and to certain payments of proceeds on the sale or redemption of the Series D preferred shares. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, the backup withholding tax rate was reduced to 28%. Backup withholding may be avoided if the beneficial owner of such Series D preferred shares furnishes us or our agent with a federal taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. If the Series D preferred shares are sold to (or through) a “broker,” the broker may be required to withhold such percentage of the entire sales price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the IRS, unless the broker determines that the seller is an exempt recipient. The term “broker” as defined by regulations of the Treasury Department includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder’s United States federal income tax, which may entitle the holder to a refund, provided that the holder furnishes the required information to the IRS. In addition, certain penalties may be imposed by the IRS on a holder who is required to supply information but does not do so in the proper manner.

THIS SUMMARY (I) IS NOT INTENDED OR WRITTEN TO BE USED, AND MAY NOT BE USED BY ANY RECIPIENT, FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON ANY RECIPIENT BY THE IRS AND (II) IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. NO RULINGS WILL BE SOUGHT FROM THE IRS OR ANY OTHER TAXING AUTHORITY REGARDING THE TAX CONSEQUENCES DESCRIBED HEREIN.

THE FOREGOING SUMMARY IS FOR GENERAL INFORMATION ONLY, IS CURRENT ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT AND DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR PURCHASER OR HOLDER OF THE SERIES D PREFERRED SHARES IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. ACCORDINGLY, EACH PURCHASER OR HOLDER OF THE SERIES D PREFERRED SHARES SHOULD CONSULT WITH ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PURCHASER OR HOLDER FROM THE PURCHASE, OWNERSHIP, TRANSFER AND DISPOSITION OF THE SERIES D PREFERRED SHARES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

LEGAL MATTERS

Certain legal matters with respect to the validity of the Series D preferred shares offered hereby will be passed upon for us by Patton Boggs LLP, and for the underwriter by Bingham McCutchen LLP. Patton Boggs LLP regularly performs legal services for us.

EXPERTS

KPMG LLP, independent registered public accounting firm, has audited our consolidated financial statements for the year ended December 31, 2006 which are included in our Annual Report on Form 10-K for the year ended December 31, 2006 and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated in this prospectus supplement by reference. The audit report covering the December 31, 2006 consolidated financial statements refers to a change in the method for accounting for share based payments. Vavrinek, Trine, Day & Co., LLP, independent registered public accounting firm, has audited our consolidated financial statements for the two-year period ended December 31, 2005 which are included in our Annual Report on Form 10-K for the year ended December 31, 2006 and management’s assessment of the effectiveness of our internal control over financial reporting for these periods, as set forth in their reports, which are incorporated in this prospectus supplement by reference. Our consolidated financial statements and management’s assessment are incorporated by reference in reliance on KPMG LLP’s and Vavrinek, Trine, Day & Co., LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN GET MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC. This prospectus supplement and accompanying prospectus, which are part of the registration statement, do not contain all the information included in the registration statement. Because some information is omitted, you should refer to the registration statement and its exhibits. For example, the descriptions in the prospectus supplement and accompanying prospectus regarding the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. For copies of actual contracts or documents referred to in this prospectus supplement and accompanying prospectus, you should refer to the exhibits attached to or incorporated by reference in the registration statement. You may review a copy of the registration statement, including the attached or incorporated exhibits and schedule, at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

We “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus and information that we file subsequently with the SEC will automatically update this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act if 1934, as amended, provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

(a) Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 7, 2007 and amended on June 12, 2007.

(b) Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 7, 2007.

(c) Our Current Reports on Form 8-K filed on January 25, 2007; February 9, 2007; February 12, 2007; February 26, 2007; March 12, 2007 (two separate filings); March 19, 2007; April 26, 2007; May 3, 2007; May 14, 2007; May 24, 2007; and June 7, 2007 (two separate filings).

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address: Vineyard National Bancorp, 1260 Corona Pointe Court, Corona, California 92879. Attention: Shareholder Relations, and our telephone number is (951) 271-4232.

PROSPECTUS

VINEYARD NATIONAL BANCORP

Common Stock, Preferred Stock,
Debt Securities, Warrants and Units

We may offer from time to time common stock, preferred stock, debt securities, warrants and units. We may also issue common stock or debt securities upon the conversion, exchange or exercise of any of the securities listed above.

We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offering. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

These securities will be our unsecured obligations, will not be saving accounts, deposits or other obligations of any bank or savings association, and will not be insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 27, 2005.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we and the Trust filed with the Securities and Exchange Commission, or the SEC, utilizing the “shelf” registration process. Under this shelf process, we may sell, either separately or together, any combination of the securities described in this prospectus in one or more offerings. We may also issue any of the common stock, preferred stock, debt securities, warrants or units upon conversion, exchange or exercise of any of the securities mentioned above. The Trust may sell trust preferred securities representing undivided beneficial interests in the Trust to the public and common securities representing undivided beneficial interests in the Trust to us in one or more offerings. The aggregate amount of securities that we and the Trust may offer under the registration statement is $125,000,000, denominated in U.S. dollars or the equivalent in foreign currencies, currency units or composite currencies.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement, together with the additional information described under the heading “Where You Can Get More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Get More Information.”

The words “we,” “our,” “us” and “the Company’’ refer to
Vineyard National Bancorp, unless we indicate otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplements contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent estimates, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “believe,” “anticipate,” “expect,” ‘‘estimate,” “project,” “intend,” “will,” “may,” or words or phases of similar meaning. We caution that the forward-looking statements are based largely on the expectations of the Company and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond the Company’s control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements.

The following factors, among others, could cause our financial performance to differ materially from our goals, plans, objectives, intentions, expectations and other forward-looking statements:

•	the strength of the United States economy in general and the strength of the economy within our market;

•	geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

•	inflation, interest rate, market and monetary fluctuations;

•	our timely development of new products and services in a changing environment, including the features, pricing and quality of our products and services compared to the products and services of our competitors;

•	the willingness of users to substitute competitors’ products and services for our products and services;

•	the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

•	technological changes;

•	changes in consumer spending and savings habits; and

•	regulatory or judicial proceedings.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus and in the information incorporated by reference herein. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We will not update the forward-looking statements to reflect actual results or changes in the factors affecting the forwarding-looking statements.

VINEYARD NATIONAL BANCORP

We are a bank holding company headquartered in Rancho Cucamonga, California, and the parent company of Vineyard Bank, also headquartered in Rancho Cucamonga, California. Vineyard Bank operates through twelve full-service banking centers in San Bernardino, Riverside, Orange, San Diego, Los Angeles and Marin counties of California, and three loan production offices located in Anaheim, Carlsbad and Westlake Village, California. The Company’s common stock is traded on the Nasdaq Stock Market under the symbol “VNBC.”

Our principal executive offices are located at 9590 Foothill Boulevard, Rancho Cucamonga, California, and our telephone number is (909) 987-0177.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the proceeds from the sale of the securities described in this prospectus for general corporate purposes and to support our ongoing and future anticipated growth.

RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

The following table shows the ratio of earnings to fixed charges of our Company, which includes our subsidiaries, on a consolidated basis. For purpose of computing the ratios of earnings to fixed charges, earnings represent income from continuing operations before income taxes, plus fixed charges. Fixed charges represent total interest expense (including interest expense on our borrowings, including junior subordinated debentures), dividend payments on our outstanding preferred stock and a reasonable approximation of the interest component of rental expense, and is presented both including and excluding interest on deposits.

	Six Months
	Ended
	June 30,				Year Ended December 31,
	2005		2004		2004		2003		2002		2001		2000
	(Unaudited)

Earnings to fixed charges and preferred stock dividends:
Including interest on deposits	1.2	x	1.3	x	1.3	x	1.4	x	1.1	x	0.4	x	0.5	x
Excluding interest on deposits	3.6	x	4.0	x	4.3	x	4.4	x	4.6	x	4.8	x	535.5	x

DESCRIPTION OF CAPITAL STOCK

General

This section of the prospectus documents the terms and provisions of our common stock. When we offer to sell shares of our common stock, we will describe the specific terms of the offering and the shares in a supplement to the prospectus.

Our authorized stock consists of 50,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. Our stockholder meetings are held annually. Our authorized stock may be increased and altered from time to time in the manner prescribed by California law upon the affirmative vote of a majority of the outstanding shares entitled to vote on the matter.

When evaluating our capital stock, you should also refer to provisions of our articles of incorporation, as amended, and bylaws. Copies of both are incorporated by reference in this document.

Common Stock

Each share of our common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of funds legally available therefore and, upon liquidation, to receive pro rata all of our assets, if any, available for distribution after the payment of creditors. Holders of our common stock have no preemptive rights to subscribe for any additional securities of any class that we may issue, nor any conversion, redemption or sinking fund rights. Holders of our common stock have the right to cumulate votes in the election of directors, provided at least one shareholder provides notice of their intent to cumulate after nominations have been announced and prior to voting. The rights and privileges of holders of our common stock are subject to the rights and preferences that our board of directors may set for any series of preferred stock that we have issued or may issue in the future. U.S. Stock Transfer Corporation is the transfer agent and registrar for our common stock.

Preferred Stock

Our articles of incorporation, as amended, authorize our board of directors to issue shares of preferred stock in series of stock. The board of directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and within the limitations or restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation and par value of any series and to fix the number of shares of any series. Preferred stock is available for possible future financings or acquisitions and for general corporate purposes without further stockholder authorization, unless such authorization is required by applicable law or the rules of the principal national securities exchange on which such stock is listed or admitted to trading. We have previously issued and subsequently redeemed all outstanding shares of Series A and Series B Preferred Stock.

As of June 30, 2005, we had a total of 10,000 shares of Floating Rate Series C Noncumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) authorized, issued and outstanding. The Series C Preferred Stock was issued in April 2005 at $1,000 per share for aggregate proceeds of $9.7 million, net of fees and expenses. The Series C Preferred Stock ranks senior to our common stock. Each share of Series C Preferred Stock is entitled to a noncumulative, annual dividend at the rate of three-month LIBOR plus 3.80%, payable quarterly. Cash dividends are payable January 1,

April 1, July 1, and October 1 of each year, and must be declared by our board of directors prior to the dividend payment date. The interest rate resets quarterly and the initial rate is set at 6.95%. On June 15, 2005, we declared our initial cash dividend on the Series C Preferred Stock, based on the initial interest rate of 6.95%, and paid the dividend on July 1, 2005.

The Series C Preferred Stock is not convertible into common stock and is callable after five years at a premium and at a decreasing premium scale over the following ten years until year fifteen when the instrument is callable at a zero premium.

The holders of the Series C Preferred Shares are not entitled to any voting rights except (1) if we have not paid dividends (x) in an aggregate amount equal to or greater than four full quarterly dividends or (y) for one quarterly dividend period following the payment in full of 12 consecutive quarterly dividends after the occurrence of the circumstances described in (x) above, (2) as required by law, or (3) as expressly provided in the Certificate of Designation, including in connection with any changes of the preferences, privileges or rights of the Series C Preferred Stock.

Warrants

In December 2002, in connection with the issuance of our 7.0% Series A Preferred Stock in a private placement, all of which was redeemed in May 2004, we issued warrants (the “Series A Warrants”) to purchase 4,410 shares of our common stock at an exercise price of $6.80 per share (as adjusted to reflect stock dividends and splits). The Series A Warrants expire on December 18, 2005. As of June 30, 2005, 202,860 shares of common stock have been issued through the exercise of Series A Warrants, and an aggregate of 17,640 additional shares of common stock may be issued pursuant to the outstanding Series A Warrants.

In June 2004, in connection with the issuance of shares of our common stock in a private placement, we issued warrants to purchase up to 160,000 shares of our common at an exercise price of $25.00 per share. The warrants expire on June 21, 2011. As of June 30, 2005, there have been no exercise of such warrants, all of which remain outstanding.

DESCRIPTION OF PREFERRED STOCK

General

This section of the prospectus describes the terms and provisions of our preferred stock. When we offer to sell a particular series of preferred stock, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the terms and provisions described in this prospectus apply to the particular series of preferred stock. Each series of preferred stock will be issued under a certificate of determination, which will be filed with the SEC as an exhibit to a document incorporated by reference in this prospectus concurrently with the offering of such preferred stock. It is also subject to our articles of incorporation, as amended, which is incorporated by reference as an exhibit to this registration statement. For a description of our outstanding preferred stock, see “Description of Capital Stock-Preferred Stock.”

Our board of directors is authorized to designate any series of preferred stock and the powers, preferences and rights of the preferred stock without further shareholder action.

Our board of directors is authorized to determine or fix the following terms for each series of preferred stock, which will be described in a prospectus supplement:

•	the designation of such series and the number of shares to constitute such series and the stated value thereof if different from the par value thereof;

•	the voting rights, if any;

•	the dividend rate;

•	whether dividends are cumulative and, if so, the date from which dividends cumulate;

•	the payment date for dividends;

•	redemption rights, the applicable redemption prices and such other conditions of redemption;

•	amounts payable to holders on our liquidation, dissolution or winding up;

•	the amount of the sinking fund, if any;

•	whether the shares will be convertible or exchangeable, and, if so, the prices and terms or rate of conversion and such other terms and conditions of such conversion or exchange;

•	whether future shares of the series or any future series or other class of stock is subject to any restrictions, and, if so, the nature of the restrictions;

•	the conditions or restrictions, if any, upon the creation of indebtedness or upon the issuance of any additional stock; and

•	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of the Company.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to our officers, directors and employees and our subsidiaries pursuant to benefit plans or otherwise.

Rank

Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

Dividends

The holders of each series of preferred stock will be entitled to receive cash dividends if declared by our board of directors out of funds we can legally use for payment. The prospectus supplement will indicate the dividend rates and the dates on which we will pay dividends as to each series of preferred stock. The rates may be fixed or variable or both. If the dividend rate is variable, the formula used to determine the dividend rate will be described in the prospectus supplement. We will pay dividends to the holders of record of each series of preferred stock as they appear on the record dates fixed by our board of directors.

Our board of directors will not declare and pay a dividend on any series of preferred stock unless full dividends for all series of preferred stock ranking equal as to dividends have been declared or paid and sufficient funds are set aside for payment. If dividends are not paid in full, we will declare any dividends pro rata among the preferred stock of each series and any series of preferred stock ranking equal to any other series as to dividends. A “pro rata” declaration means that the dividends we declare per share on each series of preferred stock will bear the same relationship to each other that the full accrued dividends per share on each series of the preferred stock bear to each other.

Unless all dividends on the preferred stock of each series have been paid in full, we will not declare or pay any dividends or set aside sums for payment of dividends or distributions on any common stock or on any class of security ranking junior to a series of preferred stock, except for dividends or distributions paid for with securities ranking junior to the preferred stock. We also will not redeem, purchase, or otherwise acquire any securities ranking junior to a series of preferred stock as to dividends or liquidation preferences, except by conversion into or exchange for stock ranking junior to the series of preferred stock.

Conversion or Exchange

The applicable prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into shares of another series of our preferred stock or debt securities.

If so determined by our board of directors, the holders of shares of preferred stock of any series may be obligated at any time or at maturity to exchange such shares for our common stock, preferred stock of another series or debt securities. The terms of any such exchange and any such preferred stock or debt securities will be described in the prospectus supplement relating to such series of preferred stock.

Redemption

If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option of or the holder thereof and may be mandatorily redeemed.

Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable.

Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the registrant, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of available assets of the registrant on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from the registrant after they have received their full liquidation preference.

Voting rights

The holders of shares of preferred stock will have no voting rights, except:

•	as otherwise stated in the prospectus supplement;

•	as otherwise stated in the certificate of determination establishing such series; or

•	as required by applicable law.

Under regulations adopted by the Federal Reserve Board, if the holders of the preferred stock of any series become entitled to vote for the election of directors because dividends on the preferred stock of such series are in arrears, preferred stock of such series could be deemed a “class of voting securities.” In this instance, a holder of 25% or more of the preferred stock of such series could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder of 5% or more of such series that otherwise exercises a “controlling influence” over the registrant could also be subject to regulation under the Bank Holding Company Act. In addition, at any time a series of the preferred stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of such series of preferred stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of preferred stock, common stock or debt securities. Warrants may be issued independently or together with any debt securities, preferred stock or common stock, and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent specified in the agreement and us. The warrant agent will act solely as our agent in connection with the warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of some provisions of the securities warrants is not complete. You should refer to the securities warrant agreement, including the forms of securities warrant certificate representing the securities warrants, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. That securities warrant agreement, together with the terms of securities warrant certificate and securities warrants, will be filed with the SEC in connection with the offering of the specific securities warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies (including composite currencies) in which the price or prices of the warrants may be payable;

•	the designation, amount and terms of the offered securities purchasable upon exercise of the warrants;

•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

•	the terms of the securities purchasable upon exercise of such warrants and the procedures and conditions relating to the exercise of such warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any; and

•	any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

The prospectus supplement relating to any warrants to purchase equity securities may also include, if applicable, a discussion of certain U.S. federal income tax and ERISA considerations.

Warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only.

Each warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement.

After the close of business on the expiration date, unexercised warrants will become void. We will specify the place or places where, and the manner in which, warrants may be exercised in the applicable prospectus supplement.

Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including (i) in the case of warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture, or (ii) in the case of warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under separate indentures to be entered into between Vineyard National Bancorp and Wilmington Trust Company. Senior debt securities will be issued under a senior debt indenture and subordinated debt securities will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an “indenture” and collectively as the “indentures.” The forms of the indentures have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. The summary is not complete. Each particular debt security will have financial and other terms specific to it, and the specific terms of each debt security will be described in the applicable prospectus supplement. You should read the more detailed provisions of the applicable indenture for provisions that may be important to you. So that you can easily locate these provisions, the numbers in parenthesis below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Whenever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.

General

The senior debt securities will be unsecured and rank equally with all of Vineyard National Bancorp’s other senior and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated to all of our Senior Indebtedness (as defined below under “— Subordination”). In certain events of insolvency, the subordinated debt securities will also be subordinated to all of our Other Financial Obligations (as defined below under ‘‘— Subordination”). As of June 30, 2005, Vineyard National Bancorp did not have any Senior Indebtedness and Other Financial Obligations outstanding.

A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	The title of the debt securities and whether the debt securities will be senior or subordinated debt;

•	The total principal amount of the debt securities;

•	The percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	The dates on which the principal of the debt securities will be payable;

•	Whether the debt security is a fixed-rate debt security, a floating-rate debt security or an indexed debt security, and also whether it is an original issue discount debt security;

•	If the debt security is a fixed-rate debt security, the rate at which the debt security will bear interest, if any, the regular record dates and the interest payment dates;

•	If the debt security is a floating-rate debt security, the interest rate basis; any applicable index, currency or maturity, spread or spread multiplier or initial, maximum or minimum rate; the interest reset, determination, calculation, record date and payment dates; and the calculation agent;

•	If the debt security is an original issue discount debt security, the yield to maturity;

•	If the debt security is an indexed debt security, the principal amount we will pay you at maturity, the amount of interest, if any, we will pay you on an interest payment date or the formula we will use to calculate these amounts, if any, and whether your debt security will be exchangeable for or payable in our stock;

•	Any mandatory or optional redemption provisions;

•	Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	Any provisions granting special rights to holders when a specified event occurs;

•	Any changes to or additional events of defaults or covenants;

•	Any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

•	Any other terms of the debt securities that are consistent with the provisions of the indentures.

The indentures do not limit the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us. (Sections 3.01 and 3.03.)

The terms on which a series of debt securities may be converted into or exchanged for other securities of Vineyard National Bancorp will be set forth in the prospectus supplement relating to each series. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. The terms may include provisions pursuant to which the securities of the Company to be received by the holders of such series of debt securities may be adjusted.

Denominations

Unless otherwise provided in the accompanying prospectus supplement, debt securities will be issued in registered form in denominations of $1,000 each and any multiples thereof. (Section 3.02.)

Subordination

Under the subordinated debt indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). The subordinated debt indenture provides that no payment of principal, interest or any premium on the subordinated debt securities may be made unless we pay in full the principal, interest, any premium or any other amounts on any Senior Indebtedness then due. Also, no payment of principal, interest or any premium on the subordinated debt securities may be made if there shall have occurred and be continuing an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us, then all Senior Indebtedness must be paid in full before any payment may be made to any holders of subordinated debt securities. If after payment of the Senior Indebtedness there remains any amounts available for distribution and any person entitled to payment pursuant to the terms of Other Financial Obligations has not been paid in full all amounts due or to become due on the Other Financial Obligations, then these remaining amounts shall first be used to pay in full the Other Financial Obligations before any payment may be made to the holders of subordinated debt securities. Holders of subordinated debt securities must deliver any payments received by them to the holders of senior indebtedness and Other Financial Obligations until all Senior Indebtedness and Other Financial Obligations are paid in full. (Subordinated debt indenture, Section 16.02.)

The subordinated debt indenture will not limit the amount of Senior Indebtedness and Other Financial Obligations that we may incur.

“Senior Indebtedness” means any of the following, whether incurred before or after the execution of the subordinated debt indenture:

(1) all obligations of ours for the repayment of borrowed money,

(2) all obligations of ours for the deferred purchase price of property, but excluding trade accounts payable in the ordinary course of business,

(3) all of our capital lease obligations, and

(4) all obligations of the type referred to in clauses (1) through (3) of other persons that we have guaranteed or that is otherwise our legal liability;

but Senior Indebtedness does not include:

(a) the subordinated debt securities; and

(b) indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

“Other Financial Obligations” means all obligations of ours to make payment pursuant to the terms of financial instruments, such as:

(1) securities contracts and foreign currency exchange contracts,

(2) derivative instruments, including swap agreements, cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity option contracts, and

(3) similar financial instruments;

but Other Financial Obligations does not include:

(a) Senior Indebtedness, and

(b) indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

Consolidation, Merger or Sale

Each indenture generally permits a consolidation or merger between us and another corporation. They also permit us to sell all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

However, we will only consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for us in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation. If we merge with or into any other corporation or sell all or substantially all of our assets, we shall be released from all liabilities and obligations under the indentures and under the debt securities. (Sections 10.01 and 10.02.)

Modification of Indentures

Under each indenture, our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Sections 11.01 and 11.02.)

Events of Default

The senior debt indenture provides that an “event of default” regarding any series of senior debt securities will be any of the following:

•	failure to pay interest on any debt security of such series for 30 days;

•	failure to pay the principal or any premium on any debt security of such series when due;

•	failure to deposit any sinking fund payment when due by the terms of a debt security of such series;

•	failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

•	acceleration of the senior debt securities of any other series or any other indebtedness for borrowed money of the Company, in each case exceeding $3,000,000 in aggregate principal amount;

•	certain events involving our bankruptcy, insolvency or reorganization; or

•	any other event of default included in any indenture or supplemental indenture. (Section 5.01.)

The subordinated debt indenture provides that an “event of default” regarding any series of subordinated debt securities will occur only upon certain events involving our bankruptcy, insolvency or reorganization. A default in the payment of principal or interest or in the performance of any covenant or agreement in the subordinated debt securities of any series or in the subordinated indenture is not an event of default under the subordinated debt indenture and does not provide for any right of acceleration of the payment of principal of a series of subordinated debt securities. However, in the event of a default in the payment of principal or interest, the holder of any debt security shall have the right to institute a suit for the collection of such overdue payment.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. (Section 6.02.)

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for each series of debt securities. (Section 5.12.)

Covenants

Under the indentures, we will agree to:

•	pay the principal, interest and any premium on the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year certifying as to the absence of events of default and to our compliance with the terms of the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement. (Section 3.07.)

Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 3.05.)

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 2.03.)

Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York (“DTC”) will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through records maintained by DTC and its participants.

Defeasance

We will be discharged from our obligations on the senior debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the senior debt securities of the series. We must also deliver to the trustee an opinion of counsel to the effect that the holders of the senior debt securities of that series will have no federal income tax consequences as a result of such deposit. If this happens, the holders of the senior debt securities of the series will not be entitled to the benefits of the senior debt indenture except for registration of transfer and exchange of senior debt securities and replacement of lost, stolen or mutilated senior debt securities. (Senior debt indenture, Section 15.02.)

The subordinated debt indenture does not contain provisions for the defeasance and discharge of our obligations on the subordinated debt securities and the subordinated indenture.

The Trustee

Wilmington Trust Company will be the trustee under the indentures. It is also contemplated that Wilmington Trust Company will serve as trustee in connection with the issuance of trust preferred securities, if any, by Vineyard Statutory Trust X. The trustee and its affiliates may have other relations with us in the ordinary course of business.

The occurrence of any default under either the senior debt indenture or the subordinated debt indenture could create a conflicting interest for the trustee under the Trust Indenture Act. If such default has not been cured or waived within 90 days after the trustee has or acquired a conflicting interest, the trustee would generally be required by the Trust Indenture Act to eliminate such conflicting interest or resign as the trustee with regard to the senior debt securities issued under the senior debt indenture, with respect to the subordinated debt securities issued under the subordinated debt indenture or with respect to the trust preferred securities issued by Vineyard Statutory Trust X. In the event of the trustee’s resignation, we shall promptly appoint a successor trustee with respect to the affected securities.

The Trust Indenture Act also imposes certain limitations on the right of the trustee, as a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect to any such claim or otherwise. The trustee will be permitted to engage in other transactions with us, provided that if it acquires a conflicting interest within the meaning of Section 310 of the Trust Indenture Act, it must generally either eliminate such conflict or resign.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of shares of common stock, shares of preferred stock, warrants or debt securities, or any combination of such securities.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

•	the terms of the units and of any of the common stock, preferred stock, warrants and debt securities comprising the units, including whether and under what circumstances the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus through agents, underwriters, dealers or directly to purchasers.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time, or at negotiated prices.

For each series of securities, the applicable prospectus supplement will set forth the terms of the offering including:

•	the public offering price;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	the proceeds from the sale of the securities to us;

•	any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

•	any discounts or concessions allowed or reallowed or repaid to dealers; and

•	the securities exchanges on which the securities will be listed, if any.

If we use underwriters in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. The public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In connection with an offering, underwriters and selling group members and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities in accordance with applicable law.

If we use dealers in the sale, we will sell securities to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. We may solicit offers to purchase the securities directly, and we may sell the securities directly to institutional or other investors, who may be deemed underwriters within the meaning of the Securities Act with respect to any resales of those securities. The terms of these sales will be described in the applicable prospectus supplement. If we use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment. Unless otherwise indicated in a prospectus supplement, if we sell directly, no underwriters, dealers or agents would be involved. We are not making an offer of securities in any state that does not permit such an offer.

Underwriters, dealers and agents that participate in any distribution of securities may be deemed to be underwriters as defined in the Securities Act of 1933. Any discounts, commissions or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or to contribute with respect to payments that they may be required to make.

We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase the securities from us on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

Each series of securities will be a new issue of securities and will have no established trading market other than the common stock, which is listed on The Nasdaq Stock Market. Unless otherwise specified in the applicable prospectus supplement, the securities will not be listed on any exchange. It has not presently been established whether the underwriters, if any, of the securities will make a market in the securities. If the underwriters make a market in the securities, such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the securities.

Underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

Patton Boggs LLP, Washington, D.C., will pass upon certain legal matters with respect to the securities offered by us, unless we indicate otherwise in a prospectus supplement. As of the date of this prospectus, certain partners of Patton Boggs LLP owned in the aggregate approximately 1,336 shares of our common stock. The name of the law firm advising any underwriters or agents with respect to certain issues relating to any offering will be set forth in the applicable prospectus supplement.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of Vavrinek, Trine, Day & Company LLP, an independent registered public accounting firm given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN GET MORE INFORMATION

This prospectus is a part of a registration statement on Form S-3 filed by us and the Trust with the SEC under the Securities Act of 1933. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also inspect and copy these materials a the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus, provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

(a) Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 10, 2005.

(b) The Company’s Quarterly Report on Form 10Q for the quarter ended March 31, 2005, filed on May 3, 2005, Quarterly Report on Form 10Q for the quarter ended June 30, 2005, filed on August 1, 2005 and the Current Report on Form 8-K filed on January 13, 2005.

(c) The description of the registrant’s common stock contained in the registrant’s Form 8-A (File No. 0-20862), as filed with the SEC pursuant to Sections 12(b) and 12(g) of the Securities Exchange Act of 1934, on November 16, 1992.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address: Vineyard National Bancorp, 9590 Foothill Boulevard, Rancho Cucamonga, California 91730. Attention: Shareholder Relations, and our telephone number is (909) 987-0177.

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

The California Corporations Code, our articles of incorporation, as amended, and bylaws as well as directors and officers’ liability insurance we maintain, provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.